UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 24, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

São Paulo, February 24th, 2017.

PROPOSAL OF THE MANAGEMENT CPFL ENERGIA S.A.

CPFL ENERGIA S.A.

Publicly Held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

EXTRAORDINARY GENERAL MEETING OF MARCH 27TH, 2017

Dear Sirs,

Pursuant to the call notice, on the date hereof, of an Extraordinary General Meeting to be held on March 27, 2017, ("Meeting"), the Management of CPFL ENERGIA S.A. ("CPFL Energia" or "Company") submits for the analysis of its Shareholders the Proposal of the Management ("Proposal") on the matters to be resolved at the Meeting, along with the documentation and information needed for the evaluation and decision by the Shareholders, as follows:

I. Items of resolution:

(a) The cancelation of the Company's registry as a publicly held company before CVM under class "A" and its conversion into class "B", pursuant CVM Rule n. 480/2009, and also the delisting of the Company from the Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros, both conditioned to the applicable regulation and to the terms and conditions of the public tender offers informed by the controlling shareholder on his letter to the Company disclosed in the material fact of February 16th, 2017 ("Unified Offer"):

As informed in the Material Fact disclosed on February 16th, 2017, the controlling shareholder intends to launch an Unified Offer, in order **(i)** to fulfill the obligation imposed by the article 254-A of the Brazilian Corporate Law, chapter VII of the Company's Bylaws and Section VIII of BM&FBovespa Novo Mercado's Listing Rules, **(ii)** to cancel the Company's registry as a publicly held company before CVM under class "A" and its conversion to class "B" and **(iii)** to delist the Company from the special listing segment called Novo Mercado.

Additionaly, pursuant to items "a" and "b" of the sole paragraph of article 9 of the Company's Bylaws, the General Meeting is exclusively responsible for the decision upon the cancellation of the company's registry before CVM and the Company's delisting from the Novo Mercado Special Listing Segment of BM&FBovespa.

Thus, the Management submits to the Company's shareholders the approval of the cancellation of CPFL Energia's registry before CVM as a publicly held company under classe "A", and its conversion to class "B", as well as the Company's subsequent delisting from Novo Mercado Special

Listing Segment of BM&FBovespa, both of theses decisions conditioned to the applicable law and regulation and to the terms and conditions of the Unified Offer.

(b) The choice of the specialized valuation firm incumbent of producing the appraisal report of the economic value of the Company's shares for the purposes of the Unified Offer, pursuant to section 10.1.1 of the Listing Rules of Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros, based on the list of three (3) prospective appraisers presented by the Board of Directors, composed by the following institutions: a) BNP Paribas Brasil S.A.; b) Banco de Investimento Credit Suisse (Brasil) S.A.; and c) Deutsche Bank S.A. – Banco Alemão.

Pursuant to article 4th paragraph 4th of the Brazilian Corporate Law, the publicly held company registry can only be cancelled upon a tender offer for all outstanding shares issued by the company, on a fair price.

Additionally, as set forth in item 10.1 Novo Mercado's Listing Rules, the minimum price to be offered for the shares shall correspond to their economic value, based on the valuation made by a specialized institution or company, with verifiably experience and independence with relation to the decisions instances of the Company, its Managers and/or Controlling Shareholder ("Appraiser").

Still in accordance with the Novo Mercado's Listing Rules (item 10.1.1), the choice of the Appraiser from a list of three possible Appraisers nominated by the Board of Directors shall be voted by the shareholders that represents the "Outstanding Shares" (as defined on item 2.1 of the same listing rules), gathered on a general meeting.

In view of that, the Board of Directors of CPFL Energia approved, in a meeting held on February 23rd 2017, the nomination of the following list of three possible Appraisers responsible for the valuation report of the Company's shares, for the purposes of the Unified Offer:

1. BNP Paribas Brasil S.A.

2. Banco de Investimento Credit Suisse (Brasil) S.A.

3. Deutsche Bank S.A. – Banco Alemão

II. Installation and Deliberation

The Company informs that the resolution of item (b) of the Agenda shall follow the provisions set forth in item 10.1.1 of the Novo Mercado Listing Rules.

In that sense, if the Meeting is held on a first call, as provided for by art. 125 of the Brazilian Corporate Law, item (b) of the Agenda will only be submitted to the shareholders' resolution if shareholders representing at least twenty-percent (20%) of the "Outstanding Shares" – as defined on section 2.1 of the Novo Mercado Listing Rules – attend the Metting. Should this matter be submitted to a meeting on a second call, such meeting could be held with the attendance of any number of shareholders.

If the required quorum is verified, the Company, the resolution regarding item (b) of the Agenda shall be taken by the majority of the votes of the shareholders representing the "Outstanding Shares" attending the Meeting, not considering any blank votes or abstentions.

III. Information about the Appraisers

The proposals presented by the Appraisers indicated by the Board of Directors are available for the shareholders' consultation in Exhibits I, II and III of this Management's Proposal.

In compliance with article 21 of CVM Rule No. 481/09, the Management informs that all Appraiser proposals includes the information required on items 1, 2 and 3 of Annex 21 of such CVM Rule, including the description of such Appraisers' capacity.

With regard to item 4 of Annex 21 of the CVM Rule No. 481/09, the Management informs that requested from the Appraisers to declare to the Company of any relevant relationship with related parties to the Company, as defined by the respective accounting rules, over the last 3 years, and obtained the following responses:

- **BNP Paribas Brasil S.A.:** BNP Paribas Brasil S.A. declared that, in the last three years from the date hereof, BNP Paribas Group realized operations involving funding, derivatives, spot exchange, and financial investments with CPFL Energia S.A. and its directly controlled companies, CPFL Paulista S.A. and CPFL Piratininga S.A.

- **Banco de Investimento Credit Suisse (Brasil) S.A.:** did not inform any relation to be disclosed

- **Deutsche Bank S.A. – Banco Alemão:** Deutsche Bank S.A. – Banco Alemão declared that between October 28th, 2009, and January 7th, 2015, it was depositary agent of CPFL Energia ADR program. Besides this transaction, Deutsche Bank informed it did not participated, in the last three years from the date hereof, of any relevant transaction involving CPFL Energia and is direct or indirect controlled companies.

IV. CONCLUSION

The Management informs that this Proposal and the Exhibits hereto, from the date hereof, are available at the head office of the Company, as well as on the Company's website (www.cpfl.com.br/ri) and on the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and U.S. Securities and Exchange Commission – SEC (www.sec.gov).

The shareholders of CPFL Energia may resolve any doubts by means of direct contact with the Investor Relations Department, via e-mail (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which are already at your disposal to promptly serve you when required.

Yours faithfully,

Yuhai Hu

Chairman of the Board of Directors

EXHIBIT I

Proposal presented by BNP Paribas Brasil S.A.

COMMERCIAL PROPOSAL TO CPFL ENERGIA

VALUATION REPORT IN ACCORDANCE WITH THE REQUIREMENTS OF INSTRUÇÃO CVM Nº 361

CORPORATE & INSTITUTIONAL BANKING

23 February 2017

STRICTLY CONFIDENTIAL

BNP PARIBAS

The bank for a changing world

Table of Contents

Executive Summary

BNP Paribas is pleased to present its commercial proposal to issue a Valuation Report to CPFL Energia

Main contacts:

Luis F. Castro
Managing Director
Head of Advisory Brazil
+55 11 3841 3293
luisf.castro@br.bnpparibas.com

Flavio La Camera
Director
Advisory Brazil
+55 11 3841 3383
flavio.lacamera@br.bnpparibas.com

- BNP Paribas ("BNPP") is pleased to present to CPFL Energia S.A. ("Company" or "CPFL Energia") a commercial proposal to issue a Valuation Report ("Valuation Report" or "Laudo de Avaliação") in accordance with the Brazilian Corporate Law (*Lei das S.A.s*), Instrução CVM Nº 361 and Novo Mercado requirements
- On September 2nd, 2016, CPFL Energia released a material fact to inform its shareholders that the Company had received a correspondence from its indirect shareholder, Camargo Corrêa S.A. ("CCSA"), a member of the controlling block of CPFL Energia, stating the signing of a Share Purchase Agreement between CCSA (seller and guarantor), ESC Energia S.A. (seller), State Grid (guarantor) and State Grid Brazil Power Participações Ltda. (buyer), a Brazilian subsidiary of State Grid
  - On February 23rd, 2017, State Grid concluded the acquisition of a 54.65% stake in CPFL Energia from CCSA and the Brazilian pension funds Previ, Fundação Cesp, Sabesprev, Sistel and Petros (the "Transaction")
  - Considering that this Transaction involved a controlling stake acquisition, according to the Novo Mercado regulation it triggers a Mandatory Tender Offer, which requires a Valuation Report in accordance with the Brazilian Corporate Law (Lei das S.A.s) and Instrução CVM Nº 361
- BNP Paribas is a leading M&A player in Brazil, having issued numerous Valuation Reports and Fairness Opinions in the context of major transactions in the Brazilian market
- BNP Paribas Advisory has a global reach, with over 420 professionals worldwide, with expertise in the Power sector and a long and recognized track record in M&A Valuation Reports and Fairness Opinions
- BNP Paribas is very motivated to work on this project and ready to bring our full commitment to comply with the schedule required by CPFL Energia

BNP PARIBAS' RELEVANT EXPERIENCE IN RECENT VALUATION REPORTS AND FAIRNESS OPINIONS IN BRAZIL

December 2016 Confidential	October 2016 Chemicals	September 2015 Transportation	January 2015 Oil & Gas	November 2014 FIG	February 2014 Telecom	November 2011 Telecom	May 2011 Defense
Fairness Opinion	Valuation Report Confidential	For the valuation report of	Valuation Report CONFIDENTIAL	Fairness Opinion to Banco do Brasil in the context of Cateno, a JV with Cielo to manage credit and debit cards business	Fairness Opinion for	Fairness Opinion of Telemar N-Leste	Fairness Opinion for
Banco do Brasil	Banco do Brasil	arteris	Petrobras	Banco do Brasil	Oi	Oi	Taurus
	in the context of a debt renegotiation	in the context of tender offer			in the context of the incorporation of PT assets by Oi	in the context of its corporate restructuring	in the context of its shareholding restructuring
BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS

Recent Fairness Opinions & Valuation Reports

December 2016
BRAZIL
Confidential

Fairness Opinion

BANCO DO BRASIL

BNP PARIBAS

November 2016
GERMANY / USA
Software

Fairness Opinion to

SIEMENS

in the context of the acquisition of

Mentor Graphics

BNP PARIBAS

October 2016
BRAZIL
Chemicals

Valuation report to CONFIDENTIAL

BANCO DO BRASIL

in the context of the debt renegotiation

BNP PARIBAS

October 2016
ITALY
Aerospace & Defense

Fairness opinion to

LEONARDO

in the context of the acquisition of

AVIO

BNP PARIBAS

September 2016
FRANCE
Pharmaceuticals

Valuation report to

zimmer

in the context of the mandatory tender offer on

medtech

BNP PARIBAS

August 2016
MOROCCO
Cement

Valuation report to

HEIDELBERGCEMENT

in the context of the mandatory tender offer on

Ciments du Maroc
Italcementi Group

BNP PARIBAS

August 2016
FRANCE
Transport

Fairness Opinion to

VEOLIA ENVIRONNEMENT

in the context of the sale of 20% of the capital of

transdev

to

Caisse des Dépôts

BNP PARIBAS

June 2016
GERMANY
Energy

Fairness Opinion to

SIEMENS

in the context of the merger of its wind turbine manufacturing business with

Gamesa

BNP PARIBAS

May 2016
FRANCE
Telecom

Fairness opinion to

SFR

in the context of the acquisition of

GROUPE alticemedia

BNP PARIBAS

May 2016
FRANCE
Insurance

On the repurchase of 4.9% of its own shares under the ABB completed by

Allianz vie

EULER HERMES

Was advised by

BNP PARIBAS

April 2016
BELGIUM
Real Estate

Independent valuation of

IMMOBEL and ALLFIN

in the context of their merger

BNP PARIBAS

December 2015
SLOVAKIA
Energy

Fairness Opinion to Enel Produzione in the context of the sale of its 66% holdings in Slovenské elektrárne to Energeticky a Prumyslovy

Enel Produzione

BNP PARIBAS

September 2015
BRAZIL
Transportation

Valuation Report

arteris

In the context of a capital closing

BNP PARIBAS

January 2015
BRAZIL
Oil & Gas

Valuation Report CONFIDENTIAL

BR PETROBRAS

BNP PARIBAS

BNP Paribas, Leading Power M&A Franchise in Latin America

Leading Power advisor in the region

- Advisory of the largest solar transaction in Latin America in 2015
- Advisory of the largest deal closed in Colombia and Latin Finance PE deal of the year in 2015
- Advisory of the largest tender offer in Chile's history
- Advisory of the largest Power generation transaction in Latin America in 2014

Any Latin American involvement - 2015 completed deals			
Rank	**Advisor**	**Deal Value (US$m)**	**# of deals**
1	**BNP Paribas SA**	**$871**	**2**
2	Itau Unibanco	$786	1
3	Banicol	$763	1
4	Jefferies LLC	$504	3
5	Banco BTG Pactual	$416	1
6	Providence Capital	$416	1
7	Evercore Partners	$390	1
8	Bank of America	$272	1
9	Santander	$170	1
10	Cenkos Securities	$108	1

Any Latin American involvement - 2014 completed deals			
Rank	**Advisor**	**Deal Value (US$m)**	**# of deals**
1	**BNP Paribas SA**	**$6,424**	**2**
2	Citi	$5,997	2
3	Societe Generale	$5,584	1
4	JP Morgan	$5,584	1
5	Goldman Sachs	$1,802	3
6	Deutsche Bank	$728	3
7	Banco BTG Pactual	$728	1
8	Itau Unibanco	$632	2
9	Credit Suisse	$413	2
10	Santander	$247	1

Ongoing and recent assignments in Latin American Power Sector

Ongoing Guatemala / Panama Power
For the sale of its solar plants
ecos
is being advised by BNP PARIBAS

Ongoing Mexico Power
For the sale of its wind and hydro power plants
CONDUIT CAPITAL PARTNERS, LLC
is being advised by BNP PARIBAS

Ongoing Costa Rica Power
For the sale of Hidroenergía del General (39MW hydro plant)
SARET
is being advised by BNP PARIBAS

Ongoing Panama / Chile Power
For the sale of its diesel-fired and solar power plants
ODINSA
is being advised by BNP PARIBAS

August 2016 Chile Power & Gas US$2.3bn
In the context of the split of
GASCO
and subsequent tender offers on the businesses
The Perez Cruz family was advised by BNP PARIBAS

June 2016 Costa Rica Power
For the sale of Hidroeléctrica Platanar S.A. (15MW hydro plant)
SARET
was advised by BNP PARIBAS

August 2015 Jamaica / Panama Power
For the sale of its thermal power generation assets
CONDUIT CAPITAL PARTNERS, LLC
was exclusively advised by BNP PARIBAS

July 2015 France / Chile Renewables
For the acquisition of a 95% stake in
for €200m and a capital increase of €130m
engie
was advised by BNP PARIBAS

Largest solar transaction in Latin America in 2015 (>800MW at various stages)

May 2015 Colombia Power US$760m
For the sale of its 61% stake in TPL to
COLPATRIA
and Chilean funds
was advised by BNP PARIBAS

Largest deal closed in Colombia and LatinFinance PE deal of the year in 2015

December 2014 Chile Power US$7.4bn
In the context of the tender offer launched by
on cge
The Perez Cruz family was exclusively advised by BNP PARIBAS

Largest tender offer in Chile's history (US$7.4bn)

December 2014 Panama / Costa Rica Power US$840m
For the acquisition of the 535MW power generation portfolio of
GDF SUEZ
in Panama and Costa Rica
was advised by BNP PARIBAS

Largest Power generation transaction in Latam in 2014 (c.US$840m)

Source: Mergermarket, Thomson One. Latin American countries excluding Brazil

Valuation Reports and Fairness Opinions in Latin America

Extensive track record

Several visible valuation assignments **under the scrutiny of local authorities**

March 2015 COLOMBIA Energy & Power US$ n/a
For the valuation of its Rubiales field in the context of a potential concession renewal with Pacific Rubiales
ECOPETROL
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Jun 2013 COLOMBIA Telecom US$ n/a
For the valuation of its 25% stake in
tigo
eTb
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Mar 2013 CHILE Infrastructure US$ n/a
Opinion to
GEMINA
for the merger with
Atlantia
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Nov 2011 COLOMBIA Multiple industries US$3.8bn
For the restructuring of Cementos Argos's non-core assets
ARGOS
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Aug 2010 COLOMBIA Utilities US$100m
For the mandatory tender offer on
CETSA
Colinversiones
was advised exclusively by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

2010 COLOMBIA Retail US$3.0bn
For their merger
Almacenes Exito S.A.
and
CARULLA VIVERO S.A.
were advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Dec 2009 COLOMBIA Energy & Power US$1.1bn
For the acquisition of a controlling stake in
EPSA
from gasNatural
Colinversiones
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Jun 2009 PERU Energy & Power US$375m
For the acquisition of a 29.4% stake in
EDEGEL
from Generalima
endesa chile
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Jul 2008 COLOMBIA Energy & Power US$225m
For the acquisition of Merilectrica ESP and other assets from
ARGOS
Colinversiones
was advised exclusively by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Oct 2007 MEXICO Transport - Airlines US$249m
Advisory / Valuation to
IPAB
for the sale of its stake in
AEROMEXICO
to
Banamex
Group of Private Investors
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Oct 2007 COLOMBIA Energy & Power US$430m
For the acquisition of
from Group of Private Investors
Colinversiones
was advised exclusively by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

2007 COLOMBIA Food & Beverages US$7.8bn
For the delisting of
BAVARIA
SAB MILLER
was advised exclusively by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

2007 COLOMBIA Retail US$500m
For the delisting of
CARULLA VIVERO S.A.
Almacenes Exito S.A.
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

2006 COLOMBIA Food & Beverages US$7.8bn
For the mandatory tender offer on
BAVARIA
SAB MILLER
was advised exclusively by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Sep 2005 COLOMBIA Financial Institutions US$2.7bn
For its merger with parent company
suramericana
Cementos Argos
CORFINVERSIONES
was advised exclusively by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Jun 2005 COLOMBIA Building Materials US$2.0bn
For the merger of its 8 cement subsidiaries in Colombia into
ARGOS
ARGOS
Inversiones Argos
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Jun 2005 COLOMBIA Food & Beverages US$1.7bn
For its merger with parent company
Compañía Nacional de Chocolates
InverAlimenticias S.A.
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Feb 2005 COLOMBIA Financial Institutions US$3.1bn
For their multiple merger into
Grupo Bancolombia
Conavi
CORFINSURA
were advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING



HN
JM
HT
SV
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CR
PA
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CO
EC
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UY

BNP Paribas Advisory Latin America

Organized around 4 sub-regions

With teams based in the **main business centers of the Americas**, **BNP Paribas** offers **Advisory Products & Services** for all countries in **Latin America**

Lincoln Payton
Managing Director
Head of Advisory Americas

Walter Ringwald
Managing Director
Head of Advisory Latin America



New York
Houston
Mexico City
Bogotá
Santiago
São Paulo

Mexico City-based

- **Christian Pedemonte** – *Managing Director*, Head of Advisory Mexico
- **Jean-Christophe Breton** – *Vice-President*
- **Diego Barrios Gomez** – *Analyst*

New York-based (Latin America)

- **Joseph Legeleux** – *Director*
- **Andre Court** – *Vice-President*
- **Daniel Herrera** – *Associate*
- **Roger Larach** – *Analyst*
- **Edouard Huon de Kermadec** – *Analyst*
- **Maxime Jeanne** – *Director*
- **Maria Santana** – *Vice-President*
- **Matthieu Martin** – *Associate*
- **Jacobo Durán Vieira** – *Analyst*

Team assistant: Raquel Coschigano

Bogota-based: Colombia, Central America & the Caribbean

- **Rémi Forel** – *Director*
- **Camilo Grueso** – *Analyst*

Santiago-based: Southern Cone / Peru

- **Aurélien Nicolas** – *Managing Director*, Head of Avisory Southern Cone/Peru
- **Felipe Hartwig** – *Vice-President*
- **Esteban Reyes** – *Analyst*

São Paulo-based

- **Luis Castro** – *Managing Director*, Head of Advisory Brazil
- **David Challamel** – *Managing Director*
- **Flavio La Camera** – *Director*
- **Melissa Magnus** – *Director*
- **Natália Esper** – *Vice-President*
- **Lucas Pogetti** – *Vice-President*
- **Ricardo Cangussu** – *Associate*
- **Lucas Junqueira** – *Associate*
- **Pedro Oliveira** – *Analyst*
- **Gustavo Rheingantz** – *Analyst*
- **João Serrasqueiro** – *Analyst*
- **Guilherme Spínola** – *Analyst*
- **Felipe Lima** – *Analyst*
- **Julien Midoux** – *Analyst*

Team assistant: Reiko Morita

Products & Services

- **M&A**
  - Mergers
  - Acquisitions
  - Divestments
- **Equity Capital Markets**
  - IPOs & Follow-ons
  - Equity-linked
- **Valuations & Fairness Opinions**
- **Privatizations & Concessions**

--- Origination , execution, and sector support

BNP Paribas Advisory Brazil

Recent M&A transactions

Pending
BRAZIL/BELGIUM
Consumer Goods
For the acquisition of
Hypermarcas
personal hygiene business
Ontex
is being advised by
BNP PARIBAS

December 2016
FRANCE/PERU/BRAZIL
Infrastructure
For the acquisition of
LAMSAC PEX
subsidiaries of
Invepar in Peru
VINCI
was advised by
BNP PARIBAS

December 2016
BRAZIL
Confidential
Fairness Opinion
Banco do Brasil
BNP PARIBAS

October 2016
BRAZIL / FRANCE
Retail
For the reorganization of its Brazilian activities within
viavarejo
Cnova
was advised by
BNP PARIBAS

October 2016
BRAZIL
Chemicals
Valuation Report Confidential
Banco do Brasil
In the context of a debt renegotiation
BNP PARIBAS

September 2016
BRAZIL / SPAIN
Consumer Goods
For the acquisition of a minority stake in
GRANADO
PUIG
was advised by
BNP PARIBAS

September 2016
BRAZIL / GREECE
Building Materials
For the joint-venture of
apodi and TITAN
The controlling shareholders of and SKS
Cimento Apodi's shareholders, were advised by
BNP PARIBAS

June 2016
BRAZIL
Financial Institution
Advisory to
Banco do Brasil
in the negotiations with
Bradesco
for the launch of
a leading Loyalty Program company in Brazil
BNP PARIBAS

October 2015
BRAZIL/FRANCE
Building Materials
For the sale of its glass packaging unit
verallia
for
bpifrance
SAINT-GOBAIN
was advised by
BNP PARIBAS

September 2015
BRAZIL
Transportation
For the valuation report of
arteris
In the context of tender offer
BNP PARIBAS

August 2015
BRAZIL
Logistics
For the merger with
ASGAARD
manabi
was advised by
BNP PARIBAS

April 2015
BRAZIL/PORTUGAL
Building Materials
For the sale of their 50% stake in
supremo
to
SECIL
The founding shareholders of Supremo Cimento were advised by
BNP PARIBAS

February 2015
BRAZIL/EUROPE/ PHILIPPINES
Building Materials
For the sale of €6.5bn assets to CRH by
Lafarge Holcim
in the context of their planned merger
Lafarge
was advised by
BNP PARIBAS

January 2015
BRAZIL
Oil & Gas
Valuation Report CONFIDENTIAL
BR PETROBRAS
BNP PARIBAS

November 2014
BRAZIL
FIG
Fairness Opinion to Banco do Brasil in the context of Cateno, a JV with Cielo to manage credit and debit cards business
Banco do Brasil
BNP PARIBAS

September 2014
BRAZIL/FRANCE
Consumer Goods
For the acquisition of
Niely Cosméticos
L'ORÉAL
was advised by
BNP PARIBAS

April 2014
BRAZIL
FIG
Fairness Opinion Confidential
Banco do Brasil
In the context of a restructuring
BNP PARIBAS

February 2014
BRAZIL
Telecom
Fairness Opinion for
Oi
In the context of the incorporation of
PT
assets by OI
BNP PARIBAS

December 2013
BRAZIL/FRANCE
Consumer Goods
For the acquisition of a majority stake in
Body Store
L'ORÉAL
was advised by
BNP PARIBAS

November 2013
BRAZIL/USA
Engineering
For its strategic alliance with
JACOBS
GUIMAR
was advised by
BNP PARIBAS

June 2013
BRAZIL/USA
Oilfield Services / Shipping
For its private placement
ASGAARD
was advised by
BNP PARIBAS

October 2012
BRAZIL
Consumer Goods
For the acquisition of a 30% stake in
OSKLEN
ALPARGATAS
was advised by
BNP PARIBAS

June 2012
FRANCE/BRAZIL
Pharmaceutical
For the acquisition of 80% from
pharlab
BIOGARAN
Servier
were advised by
BNP PARIBAS

May 2012
BRAZIL
FIG
For the sale of a 40% stake in
Carrefour Soluções Financeiras
Cetelem
was advised by
BNP PARIBAS

May 2012
BRAZIL
FIG
In the acquisition of a 49% stake of
Grupo PAR
by
CAIXA Seguros and GP Investments
Caixa Seguros was advised by
BNP PARIBAS

February 2012
BRAZIL
Infrastructure
For the acquisition of a 51% stake in Guarulhos International Airport
invepar
was advised by
BNP PARIBAS

December 2011
BRAZIL/USA
Pharmaceutical
For the sale of its 27% stake to
GRAYCLIFF PARTNERS
was advised by
BNP PARIBAS

December 2011
BRAZIL
FIG
Fairness Opinion CONFIDENTIAL
Banco do Brasil
In the context of a potential acquisition in Latin America
BNP PARIBAS

November 2011
BRAZIL
Telecom
Fairness Opinion of Telemar Norte Leste
oi
In the context of its corporate restructuring
BNP PARIBAS

September 2011
MEXICO/SPAIN/BRAZIL
Media
For the acquisition of
BOX CINEMAS
Cinépolis
was advised by
BNP PARIBAS

July 2011
JAPAN/BRAZIL
Chemicals
For the creation of a biopolymers JV in Brazil between
Dow
and
MITSUI & CO., LTD.
Dow was advised by
BNP PARIBAS

July 2011
BRAZIL
Fertilizer/Logistics
Fairness Opinion for
VALE FERTILIZANTES
In the context of a restructuring of Vale's fertilizers and logistics businesses
BNP PARIBAS

May 2011
BRAZIL
Defense
Fairness Opinion for
TAURUS
In the context of its shareholding restructuring
BNP PARIBAS

August 2010
FRANCE/BRAZIL
Consumer Goods
For the acquisition of a 70% stake in
SACK'S
LVMH
was advised by
BNP PARIBAS

July 2010
BRAZIL/UK
Pulp & Paper
For the acquisition of
FuturaGene
SUZANO PAPEL E CELULOSE
was advised by
BNP PARIBAS

April 2010
BRAZIL
Real Estate
For the acquisition of the headquarters of
SulAmérica
ING
São Carlos
was advised by
BNP PARIBAS

March 2010
BRAZIL
Technology
For the sale of
SBTEC
to
Sascar
The shareholders of SBTEC were advised by
BNP PARIBAS

February 2010
BRAZIL/PORTUGAL
Building Materials
Defense advisory for
CIMPOR
in the face of a hostile offer from
CSN
BNP PARIBAS

December 2009
CHINA/BRAZIL
Metals & Mining
For the acquisition of a minority stake in
MMX
was advised by
BNP PARIBAS

December 2009
FRANCE/BRAZIL
Telecom
For the acquisition and Fairness Opinion of
GVT
vivendi
was advised by
BNP PARIBAS

Table of Contents

A Dedicated Multidisciplinary Team with Local and Technical Support

A team specialized in Latin America, with a strong track record in the region

A team dedicated to the sector with extensive international execution experience

Multi-disciplinary team

SUPERVISION



Walter Ringwald
Managing Director
Head Advisory Latin America
(New York)



Luis Castro
Managing Director
Head of Advisory Brazil
(São Paulo)



Nicolas Bach
Managing Director
Head of Power
(Paris)

ADVISORY BRAZIL



Flavio La Camera
Director
(São Paulo)



Lucas Pogetti
Vice-President
(São Paulo)



Guilherme Spínola
Analyst
(São Paulo)

POWER SECTOR



Joseph Legeleux
Director
(New York)



Jean-Christophe Breton
Vice-President
(New York)



Maria Santana
Vice-President
(New York)



Jacobo Duran
Analyst
(New York)

Senior Team Dedicated to CPFL Energia

Luis F. Castro



Managing Director
Head of Advisory Brazil
São Paulo

Relevant experience

- Over 20 years of experience in investment banking in Brazil and New York
- Luis joined BNP Paribas in November 2016
- Prior to joining BNP Paribas, Luis worked at Jefferies as the Head of IB Brazil from 2012-16
- Prior to joining Jefferies, Luis worked at BofAML as the Head of M&A Brazil from 2010-12
- Luis started his career at J.P.Morgan in 1996 on its corporate finance department

Degrees

MBA
The Wharton School

BS in Industrial Engineering
University of São Paulo

BA in Business Administration
Fundação Getúlio Vargas

Languages

Portuguese
English
Spanish

Selected deals

- Advisory to SuperBAC on a private placement to Temasek
- Advisory to Magnesita on the sale of its talc assets to IMI Fabi
- Advisory to Dobreve Energia, a leading Brazilian renewable energy company, on its R$1.1bn sale to CPFL Renováveis
- Advisory to State Grid on the US$942m acquisition of ACS Transmission Assets in Brazil
- Advisory to Petropar on its US$360m acquisition of Fiberweb's Hygiene Business
- Advisory to Politec on its US$265m sale to Indra
- Advisory to Portugal Telecom on the US$346m Dedic / GPTI & Contax merger
- Advisory to Portugal Telecom on Telefonica's unsolicited US$9.7bn offer to acquire 50% of BrasilCel
- Advisory to Walmart on its US$3.6bn acquisition of D&S, Chile's largest food retailer
- Advisory to Bancolombia on its US$900m acquisition of Banagricola
- US$322 equity financing and US$400m debt financing to Bancolombia in connection with its acquisition of Banagricola
- Advisory to Mineralinvestment Establishment on the US$240m sale of a portfolio of mineral properties to Antofagasta
- Advisory to Delhaize America (formerly Food Lion) on its US$3.6bn acquisition of Hannaford Brothers

Flavio La Camera



Director
Advisory Brazil
São Paulo

Relevant experience

- Flavio joined BNP Paribas in August 2013 to cover clients in Infrastructure, Power and TMT sectors in Brazil
- Prior to joining BNP Paribas, Flavio worked at UBS Investment Banking Group in São Paulo for 2 years, covering Agribusiness, Power and TMT
- Flavio also worked at Santander Investment Banking Group in São Paulo for 5 years, covering Infrastructure, Consumer and Agribusiness
- Flavio started his career at Banco Bozano, Simonsen in 1996, and later worked also for KPMG and Bank of America in Rio de Janeiro, São Paulo and London
- Flavio has over 20 years of investment banking experience in Latin America and Europe

Degrees

MBA
INSEAD

BS in Industrial Engineering
Federal University of Rio de Janeiro

Languages

Portuguese
English
Italian

Selected deals

- Valuation report to Banco do Brasil in the context of a debt renegotiation (2016)
- Valuation report of Arteris in the context of a delisting tender offer (2015)
- Merger of Manabi and Asgaard (2015)
- Valuation of specific Petrobras assets (2015)
- Fairness Opinion in the context of Oi and Portugal Telecom merger (2014)
- Acquisition by carsales.com of Webmotors (2013)
- Rounds B and C of capitalization of Virgin Mobile Latin America (2013)
- Sale of UNICID to Universidade Cruzeiro do Sul (2012)
- Advisory to the Management of EDP on the sale to China Three Gorges (2012)
- Sale of Terminal de Contêineres de Paranaguá (TCP) to Advent International (2011)
- Disposal of the personal care assets of the Bertin Group (Francis, OX and Neutrox brands) to JBS (2011)
- Sale of Unilever's processed tomato business (Elefante, Pomarola and Pomodoro brands) in Brazil to Cargill (2010)

Senior Team Dedicated to CPFL Energia (cont'd)

Walter Ringwald



Managing Director
Head of Advisory
Latin America
New York

Degrees

MBA
ESSEC Business School

Languages

English
French
Spanish

Relevant experience

- Walter joined BNP Paribas in 1998 and now holds the position of Head of Advisory Latin America
- Over 16 years of experience in investment banking

Selected deals

- Ongoing advisory to Conduit Capital for the sale of its power assets in Mexico
- Ongoing advisory to Grupo Saret for the sale of Hidroenergia del General (Costa Rica)
- Ongoing advisory to Grupo ECOS for the sale of its solar assets in LatAm
- Ongoing advisory to listed company Odinsa for the sale of its diesel-fired and solar power plants in Chile and Panama
- Advisory to SSW for the acquisition of Aguas de Bayovar from Andrade Gutierrez and the negotiation of an O&M contract with Vale (Peru, 2016)
- Advisory to Vinci for the acquisition of Lamsac for US$1.7bn (Peru, 2016)
- Advisory to the Perez Cruz family for the division of Gasco, a listed company in Chile, into a LPG and a NG business, and subsequent tender offers on the businesses (Chile, 2015/2016)
- Advisory to Conduit Capital for the sale of its power assets in Jamaica and Panama to Interenergy for US$256m (Jamaica/Panama, 2015)
- Advisory to Tribeca for the sale of Colombia's largest thermal generation player (1.2GW) to a consortium of Chilean and Colombian funds for US$763m (Colombia, 2015)
- Advisory to Celsia for the acquisition of 7 power plants of GDF Suez in Panama and Costa Rica for US$840m (Colombia/Panama/Costa Rica, 2014)
- Advisory to the Perez Cruz family for the sale of CGE in the context of the largest tender offer in Chile's history (Chile, 2014)
- Advisory to Carrefour for the sale of its Colombia assets to Cencosud for US$2.6bn (Colombia, 2012)
- Fairness opinion on Cementos Argos' non-core assets ($3.8 bn) and issue by Inversiones Argos of preferred shares, notably involving the valuation of its power generation and distribution assets (Celsia, EPSA) (Colombia, 2012)
- Advisory to ENAP for the sale of 40% stake in Energía Andina (geothermal company) to Origin Energy (Chile, 2011)
- Advisory to Sigdo Koppers (Chilean mining services company) for the acquisition of Magotteaux for US$790m (largest acquisition made by a Chilean company abroad in 2011)
- Advisory and independent valuation to Celsia in the context of its mandatory offer on CETSA, an integrated power company for US$100m (Colombia, 2010)
- Advisory to ABB and Darby for the sale of 57% of TEBSA, Colombia's largest thermal power plant (gas-fired 918 MW) to Colombian and Chilean funds for US$140m in (Colombia, 2010)
- Independent valuation for the merger of Almacenes Éxito and Carulla Vivero for US$3.0bn (Colombia, 2010)
- Advisory to Celsia for the acquisition of Gas Natural's 63.8% stake in EPSA (1.1GW, 0.5m clients) for $1.0bn in Colombia, the largest power deal closed in 2009 in Latin America (Colombia, 2009)
- Advisory and independent valuation to Endesa Chile for the purchase of 29.4% of Edegel, Peru's largest generator (1,284MW hydro and gas-fired plants) for US$375m (Peru, 2009)
- Advisory and fairness opinion to Celsia for the purchase of Merilectrica (gas-fired, 112MW) through an asset-for-share swap with Inversiones Argos for US$225m (Colombia, 2008)
- Fairness opinion and advisory to Celsia (ex-Colinversiones) for the purchase of Termoflores (gas-fired, 610MW) for US$430m (Colombia, 2007)

Senior Team Dedicated to CPFL Energia (cont'd)

Joseph Legeleux



Director
Power & Utilities
New York

Degrees

MA
ESCP Europe

MA
Sciences Po Paris

Languages

English
French
Spanish

Relevant experience

- Walter joined BNP Paribas in 2005
- Over 12 years of experience in Corporate Finance, of which more then 10 in Power sector
- Prior to joining BNP Paribas, Joseph worked in HSBC

Selected deals

- Ongoing advisory to Conduit Capital for the sale of its power assets in Mexico
- Ongoing advisory to Grupo Saret for the sale of Hidroenergia del General (Costa Rica)
- Ongoing advisory to Grupo ECOS for the sale of its solar assets in LatAm
- Ongoing advisory to listed company Odinsa for the sale of its diesel-fired and solar power plants in Chile and Panama
- Advisory to Grupo Saret for the sale of Hidroelectrica Platanar (Costa Rica, 2016)
- Advisory to the Perez Cruz family for the division of Gasco, a listed company in Chile, into a LPG and a NG business, and subsequent tender offers on the businesses (Chile, 2015/2016)
- Advisory to Conduit Capital for the sale of its power assets in Jamaica and Panama to Interenergy for US$256m (Jamaica/Panama, 2015)
- Advisory to Tribeca for the sale of Colombia's largest thermal generation player (1.2GW) to a consortium of Chilean and Colombian funds for US$763m (Colombia, 2015)
- Advisory to Celsia for the acquisition of 7 power plants of GDF Suez in Panama and Costa Rica for US$840m (Colombia/Panama/Costa Rica, 2014)
- Advisory to the Perez Cruz family for the sale of CGE in the context of the largest tender offer in Chile's history (Chile, 2014)
- Advisory to the Dominican Republic Government for the development of new thermal power capacities
- Fairness opinion on Cementos Argos' non-core assets ($3.8bn) and issue by Inversiones Argos of preferred shares, notably involving the valuation of its power generation and distribution assets (Celsia, EPSA) (Colombia, 2012)
- Advisory to ENAP for the sale of 40% stake in Energía Andina (geothermal company) to Origin Energy (Chile, 2011)
- Advisory and independent valuation to Celsia in the context of its mandatory offer on CETSA, an integrated power company for US$100m (Colombia, 2010)
- Advisory to ABB and Darby for the sale of 57% of TEBSA, Colombia's largest thermal power plant (gas-fired 918 MW) to Colombian and Chilean funds for US$140m in (Colombia, 2010)
- Independent valuation for the merger of Almacenes Éxito and Carulla Vivero for US$3.0bn (Colombia, 2010)
- Advisory and independent valuation to Endesa Chile for the purchase of 29.4% of Edegel, Peru's largest generator (1,284MW hydro and gas-fired plants) for US$375m (Peru, 2009)
- Valuation of a CCGT power plant for Sonatrach (Argelia, 2008)
- Fairness opinion and advisory to Suez in its US$150bn merger with Gaz de France to form GDF Suez, the largest power, gas and water utility worldwide (2008)
- Advisory to Endesa in its attempted bid on Nuon's windfarm assets in Spain (2007)

Table of Contents

BNP Paribas follows rigorous standards and has an excellent track record in Valuation Report and Fairness Opinions

WHAT IS A FAIRNESS OPINION	■ Financial adviser's opinion stating whether or not the terms of a proposed transaction are fair from a strict financial standpoint ▪ Expressed to one or more specific parties of the transaction as of a specific date ■ It is neither an opinion from a legal point of view nor a recommendation ■ The opinion is based on a multi-criteria valuation
SITUATIONS REQUIRING A VALUATION REPORT / FAIRNESS OPINION	■ Certain characteristics of the transaction may signal the need for a heightened level of oversight: ▪ Price (amount and type of consideration) and materiality of the transaction ▪ Investors' potential conflicts (related parties, minority buy-outs, multiple classes of equity with different rights) ▪ Management or Board members benefiting from the transaction with potential conflicts of interest ▪ Significant changes in capital structure ▪ Others: change of control events, deals beyond the company's normal operations, deals driven by expected synergies, non-competitive corporate moves, etc.
USE	■ Provides additional comfort to Board members and Management ■ Might be required by the regulator in some jurisdictions ■ Might be required under the governance framework ■ Might be used to support the financial terms of the transaction in order to gain shareholders' approval
WHY BNP PARIBAS	■ Very longstanding reputation in Valuation Report and Fairness Opinions, with rigorous and structured practice and outstanding track-record worldwide ■ Free from any potential conflict of interest ■ Unique organization with a dedicated Business Valuation Team ("BVT"): Valuation performed by BVT, alongside sector and geography teams, Advisory for Listed Companies (if listed client/ target) and Legal ■ Valuation Report and Fairness Opinion fully reviewed by a specific and independent Fairness Committee composed of several Managing Directors, ensuring the work is performed under the highest standards and providing optimal protection to the client in the event a third party challenges the financial terms of the transaction

Valuation Report and Fairness Opinion Procedure

BNP Paribas has a longstanding reputation in Valuation Reports and Fairness Opinions, with rigorous and structured practices and outstanding track-record worldwide

A **DOCUMENT A: MANDATE**

- The recipient of the Valuation Report or Fairness Opinion and BNP Paribas Corporate Finance in its quality of appraiser will sign an engagement letter defining the scope of the mission, timeline, fees, liabilities, etc.

B **DOCUMENT B: "MRL" SIGNED BY CLIENT**

- The company must provide the advisor with complete and fair information to perform its assignment: information must be "true, complete and accurate", relieving the appraiser from any potential legal responsibility
- The Management Representation Letter ("MRL") signed by the client's Management is a document summarising the key materials/ information provided to the appraiser in the context of the fairness opinion: pre-requisite for the issuance of a valuation report or fairness opinion
- Information on the companies involved in the transaction detailed in the MRL should at least include:
  - Audited financial accounts (three last years) and multi-year business plan
  - Access to management
  - Any relevant information that could have an impact on valuation (e.g. actuarial reports)
  - The MRL will also material assumptions that could not be verified independently by the appraiser

C **DOCUMENT C: VALUATION REPORT BY BNP PARIBAS**

- BNP Paribas will prepare a detailed valuation report describing:
  - Transaction and business overview, also relevant market overview
  - Financial analysis of historical performance
  - Business plan analysis with benchmarking against sector, peers, etc.
  - Description and implementation of valuation methodologies (e.g. Discounted Cash Flow, Trading and Transaction multiples, Historical multiples)
  - Valuation conclusions supporting the opinion

Valuation Report and Fairness Opinion timeline

A structured process aiming at providing to the client a comprehensive, transparent and independent opinion without any potential conflict of interest

Considering that the Valuation Report for CPFL Energia will be prepared in accordance with CVM's requirements and should be public, BNP Paribas considers it as a Fairness Opinion and, as such, it needs to be submitted to BNP Paribas's Fairness Committee

Depending on the complexity of the transaction and availability of information, a Valuation Report or Fairness Opinion usually takes between 1.5 to 3 weeks to complete

1-D TO 2-D

Negotiation of Engagement Letter

- Discuss transaction background and key issues, if any
- Identification of any potential conflict of interest, independence check (identification to be performed again before shareholders meeting)
- Key organization items (including allocated resources, deadlines)

5-D TO 10-D

Due Diligence and analysis

- Analysis of documentation and interviews with client teams analysis
- Financial modeling and valuation
- Meetings with CVM and BM&FBovespa to discuss valuation report's main parameters

Fairness Committee

- Review valuation results and tackle any potential outstanding issues
- Drafts of Management Representation Letter and Fairness Opinion letter
- Decision regarding the issuance of Valuation Report

2-D

Processo de validação

- Interaction with client: feedback and possible amendments
- Receipt of signed Management Representation Letter

Issuance of final Valuation Report

BNP Paribas's internal validation process ensures total independence

Before submission to the client, the multidisciplinary execution team (Sector Team + Geographical Team) submits its works to the scrutiny of highly experienced permanent members of the Fairness Committee composed of Managing Directors

Such permanent members are independent from the transaction and will review all aspects (methodological, financial, legal, etc.) to ensure the quality of the work



CLIENT
EXECUTION TEAM
SECTOR TEAM
GEOGRAPHICAL TEAM
SUPPORT TEAMS
BUSINESS VALUATION TEAM
ADVISORY FOR LISTED COMPANIES
LEGAL TEAM
SENIOR PERMANENT MEMBERS OF THE FAIRNESS COMMITTEE
INDEPENDENT FROM THE TRANSACTION
Pierre LAPOMME
Managing Director
Head of ECM and COO Americas
Emre GUNALP
Managing Director
Head of North America
Geoffrey CHAUMATTE
Business Manager
Secretary of Fairness Committee
Lincoln PAYTON
Head of Advisory Americas
FAIRNESS COMMITTEE
Walter RINGWALD
Managing Director
Head of Advisory Latam
Geographical Team Representative
Managing Director
Head of Geography
Sector Team Representative
Head of Sector

Table of Contents

Commercial Proposal

- Banco BNP Paribas Brasil S.A. ("BNP Paribas") is pleased to present this commercial proposal to issue a Valuation Report to CPFL Energia in the context of a Mandatory Tender Offer in connection with the sale of control (and potential delisting of CPFL Energia) to State Grid

- The Valuation Report will be prepared according to CVM's[1] requirements (Instrução CVM nº 361/02) regarding valuation methodologies, including Volume Weighted Average Price (VWAP), Book Value per share and Economic Value per share, this last one to be obtained through the DCF (Discounted Cash Flow) methodology based on projections to be provided by CPFL Energia. The Valuation Report will be made available to shareholders and the general public

- The remuneration proposed by BNP Paribas to issue the Valuation Report is as follows:
  - Fixed Fee of R$1,700,000 (one million and seven hundred thousand reais), payable upon issuance of the Valuation Report
  - The abovementioned fee shall be grossed up to include all sales taxes applied in Brazil (including ISS, COFINS and PIS)
  - BNP Paribas shall be reimbursed for out-of-pocket expenses related to the project

- If BNP Paribas is selected to issue both Valuation Reports in the Mandatory Tender Offers of CPFL Energia and CPFL Renováveis, a 16.67% (sixteen point sixty seven percent) discount shall be applied to the aforementioned Fixed Fee, thereby the Fixed Fee for both Valuation Reports will be R$2,500,000 (two million and five hundred thousand reais)

- During the last three years, BNP Paribas Group entered into financing, cross-currency swaps, f/x spot and cash investments transactions with CPFL Energia S.A. and its subsidiaries, CPFL Paulista S.A. and CPFL Piratininga S.A.

Note: The terms and conditions presented are subject to final approval by the BNP Paribas Advisory Committee. (1) Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários")

Table of Contents

Table of Contents

Selected Valuation Reports and Fairness Opinions

€1.8bn	arteris Transportation September 2015	▪ BNP Paribas was hired by Participes en Brasil, the controlling shareholder of Arteris with a 69.2% stake, to issue a Valuation Report in the context of the public tender offer for delisting ▪ BNP Paribas conducted a discounted cash flow analysis (DCF) ▪ The value of the share calculated by BNP Paribas is R$8.65 ▪ The value of the share estimated by the company is R$7.9bn (€1.8bn)
€3.6bn	Banco do Brasil FIG November 2014	▪ BNP Paribas was hired by Banco do Brasil to issue a Fairness Opinion on the value of its business line responsible for the management of credit and debit cards in the context of the creation of a new company with Cielo S.A. The new company will manage and process cards of some issuers, including Banco do Brasil ▪ BNP Paribas conducted an independent assessment of the business line with a multicriteria approach ▪ The estimated value of the new company is R$11.6bn (€3.6bn)
€3.3bn	SIEMENS B/S/H/ Home appliances September 2014	▪ BNP Paribas was hired by Siemens as a financial expert to issue a Fairness Opinion in the context of the divestment of its 50% stake in BSH Bosch un Siemens Hausgeräte GmbH ("BSH") (a 50/50 JV with Robert Bosch GmbH ("Bosch") in the home appliances sector), sold to its partner in the JV for €3.25bn ▪ BSH is the largest appliance manufacturer in Europe and the third largest in the world, with a strong position in the high-end segment ▪ BNP Paribas used a multicriteria approach to derive BSH's valuation under current market conditions ▪ The transaction is one of the measures taken by Siemens on its review of its business strategy
€1.3bn	DUFRY the Nuance group Retail June 2014	▪ BNP Paribas was hired by Dufry to issue a Fairness Opinion in the context of the acquisition of Nuance Group ▪ A multicriteria valuation was performed on the Nuance Group with a specific method for calculating the cost of capital in order to account for the company's geographic exposure ▪ The transaction created the world leader in retail operations at airports operating in 63 countries and 239 airports, with c.1,750 stores and annual revenue of CHF5.5bi
€10.5bn	oi PT Telecom February 2014	▪ BNP Paribas was hired by Oi to issue a Valuation Report in the context of its merger with Portugal Telecom ▪ BNP Paribas prepared an informed opinion on the financial terms of this complex multi-step transaction which was one of the largest mergers in the telecom market in the three years before ▪ A multicriteria valuation was conducted on Portugal Telecom's assets in the scope of the merger, which included telecom operations in Portugal, Africa and Southeast Asia ▪ The merger has been successfully completed and has created a worldwide company in Brazil with more than 100m customers

Recent BNP Paribas' credentials in Valuation Reports and Fairness Opinions in Brazil

December 2016
BRAZIL
Confidential

Fairness Opinion

BANCO DO BRASIL

BNP PARIBAS CORPORATE & INVESTMENT BANKING

October 2016
BRAZIL
Chemicals

Valuation Report
CONFIDENTIAL

BANCO DO BRASIL

In the context of a debt renegotiation

BNP PARIBAS CORPORATE & INVESTMENT BANKING

September 2015
BRAZIL
Transportation

For the valuation report of

arteris

in the context of tender offer

BNP PARIBAS CORPORATE & INVESTMENT BANKING

January 2015
BRAZIL
Oil & Gas

Valuation Report
CONFIDENTIAL

BR PETROBRAS

BNP PARIBAS CORPORATE & INVESTMENT BANKING

November 2014
BRAZIL
FIG

Fairness Opinion to Banco do Brasil in the context of Cateno, a JV with Cielo to manage credit and debit cards business

BANCO DO BRASIL

BNP PARIBAS CORPORATE & INVESTMENT BANKING

April 2014
BRAZIL
FIG

Fairness Opinion
Confidential

BANCO DO BRASIL

In the context of a restructuring

BNP PARIBAS CORPORATE & INVESTMENT BANKING

February 2014
BRAZIL / PORTUGAL
Telecom

Fairness Opinion for

oi

In the context of the incorporation of

PT

assets by Oi

BNP PARIBAS CORPORATE & INVESTMENT BANKING

December 2011
BRAZIL
FIG

Fairness Opinion
CONFIDENTIAL

BANCO DO BRASIL

In the context of a potential acquisition in Latin America

BNP PARIBAS CORPORATE & INVESTMENT BANKING

November 2011
BRAZIL
Telecom

Fairness Opinion of Telemar Norte Leste

oi

In the context of its corporate restructuring

BNP PARIBAS CORPORATE & INVESTMENT BANKING

July 2011
BRAZIL
Fertilizer/Logistics

Fairness Opinion for

VALE FERTILIZANTES

In the context of a restructuring of Vale's fertilizers and logistics businesses

BNP PARIBAS CORPORATE & INVESTMENT BANKING

Fairness Opinions Delivered by BNP Paribas Worldwide

December 2016 BRAZIL Confidential	November 2016 GERMANY / USA Software	October 2016 BRAZIL Chemicals	October 2016 ITALY Aerospace & Defense	September 2016 FRANCE Pharmaceuticals	August 2016 MOROCCO Cement	August 2016 FRANCE Transport
Fairness Opinion	Fairness Opinion to SIEMENS	Valuation Report Confidential	Fairness opinion to LEONARDO	Valuation report to zimmer	Valuation report to HEIDELBERGCEMENT	Fairness Opinion to VEOLIA ENVIRONNEMENT
BANCO DO BRASIL	in the context of the acquisition of Mentor Graphics	BANCO DO BRASIL In the context of a debt renegotiation	in the context of the acquisition of AVIO	in the context of the mandatory tender offer on medtech	in the context of the mandatory tender offer on إسمنت المغرب Ciments du Maroc Italcementi Group	in the context of the sale of 20% of the capital of transdev to Caisse des Dépôts
BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS

June 2016 GERMANY Energy	May 2016 FRANCE Insurance	May 2016 FRANCE Telecom	April 2016 BELGIUM Real Estate	December 2015 SLOVAKIA Energy	November 2015 ITALY Utilities EUR 757m	October 2015 FRANCE / NETHERLANDS Digital & Technology
Fairness Opinion to SIEMENS	On the repurchase of 4.9% of its own shares under the ABB completed by Allianz vie	Fairness opinion to SFR	Independent valuation of IMMOBEL and ALLFIN	Fairness Opinion to Enel Produzione in the context of the sale of its 66% holdings in Slovenské elektrárne to Energeticky a Prumyslovy	Fairness Opinion to FERROVIE DELLO STATO ITALIANE	Fairness Opinion to worldline
in the context of the merger of its wind turbine manufacturing business with Gamesa	EULER HERMES was advised by	in the context of the acquisition of Groupe alticemedia	in the context of their merger	Enel Produzione	in the context of the sale of Società Elettrica Ferroviaria to Terna	in the context of the acquisition of equens and its subsidiary PaySquare
BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS

Fairness Opinions Delivered by BNP Paribas Worldwide (cont'd)

September 2015 BRAZIL Transportation	**September 2015 BELGIUM / USA Pharma**	**August 2015 GERMANY Digital & Technology**	**January 2015 BRAZIL Oil & Gas**	**December 2014 BELGIUM Shipping**	**December 2014 INDIA Pharmaceuticals / Animal Health**	**December 2014 ITALY / MALAYSIA Financial Institutions**
For the valuation report of arteris in the context of tender offer	Fairness Opinion to ucb on the disposal of Kremers Urban Pharmaceuticals to Lannett	Fairness Opinion to Deutsche Telekom on the sale of T-Online & InteractiveMedia to Ströer	Valuation Report *CONFIDENTIAL* Petrobras	Fairness Opinion in the context of the acquisition by CMB of the fleet of containerships of Delphis	Fairness Opinion in the context of the disposal of the OTC and animal health businesses of Novartis India	Fairness Opinion in the context of the acquisition of 49% stake in Malaysia-based insurer MPIB Generali
BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS

November 2014 BRAZIL FIG	**September 2014 GERMANY House Appliances**	**August 2014 ITALY / BRAZIL Renewable Energy**	**June 2014 SWITZERLAND Travel Retail**	**May 2014 SPAIN / ISRAEL Telecom**	**May 2014 GERMANY / IRELAND Financial Institutions**	**April 2014 BRAZIL FIG**
Fairness Opinion to Banco do Brasil in the context of Cateno, a JV with Cielo to manage credit and debit cards business	Fairness Opinion to Siemens in the context of the divestment of its 50% stake in BSH, sold to its JV partner Bosch for €3.25bn	Fairness Opinion to ERG in the context of the acquisition of Brazilian wind farms	Fairness Opinion to Dufry AG in the context of the CHF1.55bn acquisition of the Nuance Group AG	Fairness Opinion to hispasat in the context of the acquisition of Spacecom	Fairness Opinion to the Government of Germany in the context of the strategic review of DEPFA Bank	Fairness Opinion Confidential Banco do Brasil in the context of a restructuring
BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS	BNP PARIBAS

Fairness Opinions Delivered by BNP Paribas Worldwide (cont'd)

Fevereiro 2014
BRASIL / PORTUGAL
Telecom

Fairness Opinion for
oi
In the context of the incorporation of
PT
assets by Oi

BNP PARIBAS

February 2014
SPAIN
Media

Fairness Opinion to Santillana and Prisa in the context of an asset disposal

SANTILLANA
PRISA

BNP PARIBAS

November 2013
USA / FRANCE
Technologies

Valuation Report in the context of a squeeze out (Acquisition of LaCie by Seagate)

Seagate
LACIE

BNP PARIBAS

November 2013
USA / FRANCE
Media

Valuation Report in the context of a squeeze out (Acquisition of Meetic by Interactive Corp.)

IAC
meetic

BNP PARIBAS

November 2013
RUSSIA
Utilities

Valuation of IES Group (third largest power company in Russia)

RENOVA

BNP PARIBAS

November 2013
SPAIN
Telecom

Fairness Opinion in the context of an acquisition of wireless towers

abertis

BNP PARIBAS

July 2013
FRANCE / UK
Industrial Services

Fairness Opinion to
Schneider Electric
in the context of the €3.9bn acquisition of
invensys

BNP PARIBAS

June 2013
FRANCE
Oil & Gas

Valuation Report TOTAL worldwide downstream business

TOTAL

BNP PARIBAS

June 2013
COLOMBIA
Telecom

Valuation Report to *Empresas de Telecomunicaciones de Bogotá*

etb

BNP PARIBAS

May 2013
GERMANY / CZECH REP
Telecom

Fairness Opinion in relation to an internal restructuring in Czech Rep.

T Deutsche Telekom

BNP PARIBAS

April 2013
GREECE
Mining & Materials

Fairness Opinion in the context of a mandatory tender offer

S&B

BNP PARIBAS

March 2013
ITALY
Transport & Infrastructure

Fairness Opinion to
GEMINA
in the context of a merger with
Atlantia

BNP PARIBAS

January 2013
USA / AFRICA
Mining

Fairness Opinion to
OMG
in the context of the sale of its Advanced Materials division to
Freeport-McMoRan Copper & Gold

BNP PARIBAS

November 2012
ITALY
Energy

Fairness Opinion to
iren
in the context of the purchase of a 80% of
TRM Trattamento Rifiuti Metropolitani

BNP PARIBAS

Fairness Opinions Delivered by BNP Paribas Worldwide (cont'd)

April 2012
FRANCE
Energy
Fairness Opinion to GDF SUEZ in the context of the purchase of a 30% of International Power
BNP PARIBAS

April 2012
SPAIN
Telecom
Fairness Opinion to Antena 3 in the context of the merger with laSexta
BNP PARIBAS

January 2012
ITALY
Utilities
Fairness Opinion to EDF in the context of the shareholding reorganisation of EDISON
BNP PARIBAS

December 2011
BRAZIL
FIG
Fairness Opinion CONFIDENTIAL
Banco do Brasil
In the context of a potential acquisition in Latin America
BNP PARIBAS

November 2011
BRAZIL
Telecom
Fairness Opinion of Telemar Norte Leste
oi
In the context of its corporate restructuring
BNP PARIBAS

October 2011
COLOMBIA
Building materials
Fairness Opinion to ARGOS in the context of the merger with non core spun off assets of
CEMENTOS ARGOS
BNP PARIBAS

August 2011
FRANCE
Oil & Gas
Fairness Opinion to GDF SUEZ in the context of the sale of a 30% stake in its Exploration & Production division to 中国投资有限责任公司 China Investment Corporation
BNP PARIBAS

July 2011
BRAZIL
Fertilizer/Logistics
Fairness Opinion para VALE FERTILIZANTES no contexto de Reestruturação dos negócios de fertilizantes e logística da Vale S.A.
BNP PARIBAS

May 2011
BRAZIL
Defense
Fairness Opinion for TAURUS
In the context of its shareholding restructuring
BNP PARIBAS

April 2011
SPAIN
Energy
Fairness Opinion to IBERDROLA on its 10% capital increase of €2bn
BNP PARIBAS

April 2011
SPAIN
Energy
Fairness Opinion to CEPSA for the public offer initiated by IPIC
BNP PARIBAS

April 2011
FRANCE
Financial Institutions
Fairness Opinion to eurazeo, MACIF for the sale of its majority interest in OFI Private Equity Capital
BNP PARIBAS

April 2011
FRANCE
Telecom
Fairness Opinion to vodafone for the sale of a 44% stake in SFR
BNP PARIBAS

February 2011
USA
Pharmaceutical
Fairness Opinion to sanofi aventis in the context of its public takeover bid on genzyme
BNP PARIBAS

Fairness Opinions Delivered by BNP Paribas Worldwide (cont'd)

January 2011
SPAIN / USA
Pharmaceutical
Fairness Opinion to
GRIFOLS
in the context of its public takeover bid on
Talecris
BNP PARIBAS

November 2010
RUSSIA
Energy
Fairness Opinion to
NOVATEK
in the context of the purchase of a 51% stake in
СИБНЕФТЕГАЗ
SIBNEFTGAZ
BNP PARIBAS

October 2010
GABON
Mining
Fairness Opinion to
ERAMET
in the context of its disposal to the Gabonese Republic of a 3,54% stake in
COMILOG
BNP PARIBAS

August 2010
UNITED KINGDOM
Energy
Fairness Opinion to
GDF SUEZ
for the combination between
GDF SUEZ international
International Power
BNP PARIBAS

August 2010
ITALY
Energy
Fairness Opinion to
GDF SUEZ
for the demerger of
AceaElectrabel
Tirreno Power
BNP PARIBAS

April 2010
FRANCE
Automotive
Fairness Opinion to
RENAULT
for its equity swap between
RENAULT NISSAN
DAIMLER
BNP PARIBAS

June 2009
SWITZERLAND
Energy
Fairness Opinion to
ADDAX & ORYX
in the context of the acquisition of a 35% stake in the company by
SINOPEC
BNP PARIBAS

June 2009
PERU
Energy
Independent valuation of
EDEGEL
For
endesa chile
BNP PARIBAS

March 2009
FRANCE
Casinos & Hotels
Independent financial advisor to Accor, Colony and Groupe Lucien Barrière for the sale by Colony to Accor of its 15% stake in
Lucien Barrière Hôtels & Casinos
BNP PARIBAS

March 2009
ITALY
Insurance
Fairness Opinion to
ALLEANZA ASSICURAZIONI
in the context of its merger with
GENERALI
BNP PARIBAS

March 2009
SPAIN
Energy
Fairness Opinion to
gasNatural
in the context of its public takeover bid on
UNION FENOSA
BNP PARIBAS

November 2008
FRANCE
Defence
Fairness Opinion to
Alcatel-Lucent
in the context of the disposal of its 20.8% stake in
THALES
BNP PARIBAS

October 2008
ITALY
Energy
Fairness Opinion to
IRIDE
in the context of its merger with
enìa
BNP PARIBAS

August 2008
COLOMBIA
FIG
Fairness Opinion to
Colinversiones
in the context of exchange of assets between Colinversiones and
ARGOS
BNP PARIBAS

Table of Contents

BNP Paribas' Extensive Coverage in Latin America

A wide presence on the ground

With a team of more than **500 people strategically located** throughout Latin America, BNP Paribas **widely covers** the Region

Long-standing historical commitment to Latin America

Experienced Advisory team that leverages BNP Paribas' global structure:
- Professionals solely focused on the Latin American market
- Full support of industry focused groups with global coverage
- Dedicated Execution Group
- Business Valuation Team responsible for valuation reports and fairness opinions

Solid relationship with the major players in the region:
- Relationship with major players in the region through metiers other than M&A, which boosts its position with key clients/ prospects

Mexico

Av. Paseo de las Palmas, N426, P14, T3, 11000
+52-55-5003-9400 | Mexico D.F.

Edith Aviles de Kostes
[Country Manager]

Sophie Brossard
Hector Shibata
Roberto Obregon
[Client Coverage]

Central America & Caribbean

Carrera 7 # 77-07, P11
+57-1-651-6420 | Bogota , Colombia

Jorge Valderrama
[Country Manager]

Santiago Danna
[Client Coverage]

Colombia

Carrera 7 # 77-07, P11
+57-1-651-6420 | Bogota

Jorge Valderrama
[Country Manager]

Liliana Cepeda
Alejandro Iriarte
Juliana Valencia
[Client Coverage]

Chile

Mariano Sanchez 310, Ed. Birmann 24, Of 1601
+56-2-787-3333 | Santiago

Jean-Michel Vandekerkove
[Country Manager]

Roberto Simpson
Andrea Alvarez Marshall
[Client Coverage]

Peru

Av. Canaval y Moreyra 380, Piso 11 San Isidro
+ 51-1-2151700 | Lima

Jean-Michel Vandekerkove
[Country Manager]

Marco Vasquez
[Client Coverage]

Edith Aviles de Kostes
Head of CIB Hispanic Latin America
(Mexico City-based)


Mexico City
Bogotá
Lima
Sao Paulo
Santiago
Buenos Aires

Sandrine Ferdane
Head of CIB Brazil
(São Paulo-based)

Regional headquarters for Latin America

Brazil

Av. Pres. Juscelino Kubitschek 510 13°andar
+55-11-3541-3555 | São Paulo

Sandrine Ferdane
[Country Manager]

498(1) employees

Luis Castro
David Challamel
Flavio La Camera
Melissa Magnus
[Advisory Brazil]

Patricio Alvarez
[Client Coverage]
Pierre Guedon
[Client Coverage]

Venezuela

Carrera 7 # 77-07, P11
+57-1-651-6420 | Bogota , Colombia

Jorge Valderrama
[Country Manager]

Argentina

Bouchard 547 – Piso 26 y 27 – ABG 1106
+54-11-5575-4300 | Buenos Aires

Tullio Lanari
[Country Manager]

(1) Including BNP Paribas Corporate &Institutional Banking, BNP Paribas Wealth Management and BNP Paribas Asset Management

BNP Paribas was Involved in the Most Relevant Transactions Since 2009

May 2015 – COLOMBIA – Power – US$760m
For the sale of its 61% stake in TPL to COLPATRIA and Chilean funds T was advised by BNP PARIBAS
Largest deal in **Colombia** and in **Latin American power sector** in 2015 YTD *(US$760m)*

Nov 2014 – BRAZIL – FIG – US$5.0bn
Fairness Opinion to Banco do Brasil in the context of Cateno, a JV with Cielo to manage credit and debit cards business
BNP PARIBAS
Largest electronic payment transaction in **Latin America** *(US$5.0bn)*

Oct 2014 – CHILE – Power & Gas – US$7.4bn
In the context of the takeover offer launched by gasNatural fenosa on CGE
The Perez Cruz family was exclusively advised by BNP PARIBAS

Oct 2014 – CHILE – Power & Gas – US$7.4bn
For the strategic agreement with gasNatural fenosa on the corporate governance of GASCO
The Perez Cruz family was exclusively advised by BNP PARIBAS
Largest takeover offer in Chile's history *(US$7.4bn)*

Sep 2014 – BRAZIL – Consumer Goods
For the acquisition of Niely Cosméticos
L'ORÉAL was advised by BNP PARIBAS
Main consumer transaction in **Latin America** in 2014

Aug 2014 – PANAMA/COSTA RICA – Power – US$840m
For the acquisition of the 535MW power generation portfolio of GDF SUEZ in Panama and Costa
CELSIA was advised by BNP PARIBAS
Largest Power Generation transaction in **Latam** in 2014 YTD *(c.US$840m)*

Feb 2014 – COLOMBIA – Insurance – US$ n/a
For the acquisition of a 51% stake in CONFIANZA
Swiss Re Corporate Solutions *was advised exclusively by* BNP PARIBAS
Largest insurance transaction in **Colombia** in 2014

Feb 2014 – BRAZIL – Telecom
Fairness Opinion for Oi
In the context of the incorporation of PT assets by Oi
BNP PARIBAS
Largest Telecom transaction in **Latin America** in 2013

Sep 2013 – BRAZIL – Engineering
For its strategic alliance with JACOBS
GUIMAR was advised by BNP PARIBAS
Largest Consulting Engineering transaction in **Brazil** in 2013

Aug 2013 – PERU/CHILE/USA – Media & Telecom – US$411m
For the acquisition of nextel Peru from nii
entel was advised by BNP PARIBAS
Largest Telecom transaction in **Peru** in 2013 *(US$411m)*

Oct 2012 – COLOMBIA/CHILE – Retail – US$2.6bn
For the sale of its COLOMBIAN BUSINESS
Cencosud
Carrefour was advised by BNP PARIBAS
Largest Retail transaction in **Latin America** in 2012 *(US$2.6bn)*

Nov 2011 – COLOMBIA – Multiple Industries – US$3.8bn
For the restructuring of Cementos Argos's non-core assets
ARGOS was advised by BNP PARIBAS
Largest transaction completed in **Colombia** in 2012 *(US$3.8bn)*

Oct 2011 – CHILE – Mining Services – US$790m
For the acquisition of MAGOTTEAUX
SIGDO KOPPERS S.A. was advised by BNP PARIBAS
Largest M&A transaction of a **Chilean** company outside LATAM ever *(c.US$790m)*

Jul 2011 – MEXICO – Media & Telecom – US$658m
In the restructuring of the company's financial obligations
IUSACELL was advised by BNP PARIBAS
Largest Debt restructuring in **Mexico** in 2011 *(US$658m)*

Sep 2010 – CHILE – Infrastructure – US$2.6bn
For the sale of toll roads owned by subsidiary cintra to isa
ferrovial was advised by BNP PARIBAS
Largest Toll Road transaction in **Latin America** in 2010 *(US$2.6bn)*

Dec 2009 – COLOMBIA – Energy & Power – US$1.1bn
For the acquisition of a controlling stake in EPSA from gasNatural
Colinversiones was advised by BNP PARIBAS
Largest Power transaction in **Latin America** in 2009 *(US$1.1bn)*

Dec 2009 – BRAZIL – Media & Telecom – US$2.8bn
For the acquisition of GVT from Investors (through pre-arranged agreements and tender offer)
vivendi was advised by BNP PARIBAS
Largest Telecom transaction in **Latin America** in 2009 *(US$2.8bn)*

Oct 2009 – MEXICO/AUSTRALIA – Building Materials – US$1.6bn
For the sale of its Australian unit CEMEX Australia to Holcim
CEMEX was advised by BNP PARIBAS
Largest Building Materials transaction **worldwide** in 2009 ex-China *(US$1.6bn)*

BNP Paribas Advisory Brazil (cont'd)

Selected recent M&A transactions

Pending
BRAZIL/BELGIUM
Consumer Goods
For the acquisition of
Hypermarcas
personal hygiene business
Ontex
is advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

- **Ontex's acquisition of Hypermarcas' personal hygiene business**
  - On December 23rd, 2016, Ontex announced the acquisition of the personal hygiene business of Hypermarcas for an Enterprise Value of BRL1bn (€286m)
  - Through the acquisition, Ontex is entering the 4th largest hygiene market worldwide, and is strengthening its Latin American platform after the acquisition of Mabe in Mexico
  - BNP Paribas acted as sole financial advisor of Ontex

September 2016
BRAZIL/SPAIN
Consumer Goods
For the acquisition of a minority stake in
GRANADO
PHARMÁCIAS
PUIG
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

- **Puig's acquisition of a minority stake in Granado**
  - On September 27th, 2016 PUIG S.L. ("Puig") announced the acquisition of a minority stake in the Brazilian cosmetics retailer and manufacturer Granado ("Granado")
  - Granado owns two of the country's most iconic and traditional brands, Granado and Phebo
  - Puig has become a minority shareholder with the objective of supporting Granado's growth in both domestic and international markets
  - BNP Paribas acted as sole financial advisor of Puig

September 2016
BRAZIL/GREECE
Building Materials
For the join-venture of
apodi
and
TITAN
The controlling shareholders of
and SKS
Cimento Apodi's shareholders, were advised
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

- **Joint venture agreement between Cimento Apodi and Titan Cement Group**
  - On September 20th, 2016, Dias Branco group and Sarkis group, shareholders of Brazilian cement producer Cimento Apodi closed a joint venture agreement with Titan Cement group
  - The transaction scope includes an integrated cement plant in Quixeré and a grinding mill in Pecém; a greenfield project of a fully integrated cement plant in the state of Sergipe; and a ready-mix concrete unit and distribution centers
  - BNP Paribas acted as a sole financial advisor to Cimento Apodi

August 2015
BRAZIL
Logistics
For the merger with
ASGAARD
manabi
was advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

- **Manabi mergers with Asgaard to create an integrated logistics services company**
  - On August 26th, 2015, Manabi, a logistics and mining company, announced the merger with Asgaard, an offshore supply vessels company
  - The transaction will create a new company through exchange of shares. Asgaard's shares are cancelled and, in exchange, shareholders receive new shares issued by Manabi
  - This transaction results in substantial value creation as a result of the synergies and complementarity of the two businesses
  - BNP Paribas acted as financial advisor to Manabi

April 2015
BRAZIL/PORTUGAL
Building Materials
For the sale of their 50% stake in
supremo
to
SECIL
The founding shareholders of Supremo Cimentos were advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

- **Supremo Cimentos founding shareholders' sell their 50% stake in the company to co-controller Secil**
  - On April 29th, 2015, Supremo Cimentos ("Supremo" or "Company") founding shareholders announced they signed an agreement to sell their 50% stake in the Company to co-controller Secil
  - Portuguese cement producer Secil acquired a 50% stake in Supremo Cimentos in 2012. After closing, Secil will own 100% of the Company
  - BNP Paribas acted as sole financial advisor to Supremo Cimentos founding shareholders

November 2014
BRAZIL
FIG
Fairness Opinion to Banco do Brasil in the context of Cateno, a JV with Cielo to manage credit and debit cards business
BANCO DO BRASIL
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

- **Joint venture between Banco do Brasil and Cielo for the management of credit and debit cards in Brazil**
  - On November 19th, 2014, Banco do Brasil ("BB") and Cielo signed an agreement to establish a new strategic partnership in the electronic payments industry
  - Banco do Brasil will contribute to Cateno with the management of part of the credit and debit cards issued by BB, while Cielo will make a capital injection of R$8.1bn
    - Estimated value for Cateno is R$11.6bn
  - BNP Paribas was retained by Banco do Brasil to issue a Fairness Opinion on the value of the business line of Banco do Brasil responsible for the management of the credit and debit cards business

M&A Expertise in LatAm: More than 60 Transactions Since 2008

Access and exposure to major players with an involvement in the most relevant transactions across countries and industries

- **December 2016 – FRANCE/PERU/BRAZIL – Infrastructure – €1.5bn**: For the acquisition of LAMSAC, PEX; VINCI was advised by BNP PARIBAS
- **August 2016 – CHILE – Power & Gas**: For the split of GASCO; The Perez Cruz family was exclusively advised by BNP PARIBAS
- **June 2016 – PERU – Water**: For the acquisition of 100% of Aguas de Bayovar; was advised by BNP PARIBAS
- **June 2016 – COSTA RICA – Power**: For the sale of Hidroeléctrica Platanar S.A. (15MW hydro plant); SARET was advised by BNP PARIBAS
- **Jan 2016 – CHILE – Retail**: For the acquisition of 100% of PV Place Vendôme, a leading optical retailer in Chile; ESSILOR was advised by BNP PARIBAS
- **Dec 2015 – PERU – Insurance – US$132m**: For the sale of a 30% stake via capital increase to Consorcio; La Positiva was advised by BNP PARIBAS
- **Aug 2015 – MEXICO – Building materials – €231m**: For the sale of its operations in Croatia to Duna-Dráva Cement; cemex was advised by BNP PARIBAS
- **Aug 2015 – MEXICO – Building materials – €160m**: For the sale of its operations in Austria & Hungary to [logo]; cemex was advised by BNP PARIBAS
- **Aug 2015 – PANAMA/JAMAICA – Power – US$242m**: For the sale of the 241MW power generation portfolio of in Jamaica and Panama to InterEnergy; Conduit was advised by BNP PARIBAS
- **May 2015 – COLOMBIA – Power**: For the sale of its 61% stake in TPL to Colpatria and Chilean funds; T was advised by BNP PARIBAS
- **Dec 2014 – COSTA RICA – Retail – US$ n/a**: For the acquisition of 80% of Visión, the leading optical retailer in Central America; ESSILOR was advised by BNP PARIBAS
- **Nov 2014 – URUGUAY – Agribusiness**: BNP Paribas acted as exclusive financial advisor to the shareholders of Cereoil in connection with the sale of 45% of the company's capital to SEABOARD; BNP PARIBAS
- **Nov 2014 – COLOMBIA – Insurance – US$ n/a**: For the acquisition of a 51% stake in Confianza; Swiss Re Corporate Solutions was advised exclusively by BNP PARIBAS
- **Oct 2014 – CHILE – Power & Gas – US$7.4bn**: In the context of the tender offer launched by Gas Natural Fenosa on CGE; The Perez Cruz family was exclusively advised by BNP PARIBAS
- **Oct 2014 – CHILE – Power & Gas – US$7.4bn**: For the strategic agreement with Gas Natural Fenosa on the corporate governance of GASCO; The Perez Cruz family was exclusively advised by BNP PARIBAS
- **Aug 2014 – COL./PANAMA/C. RICA – Power – US$840m**: For the acquisition of the 535MW power generation portfolio of GDF SUEZ in Panama and Costa Rica; CELSIA was advised by BNP PARIBAS
- **Aug 2014 – COLOMBIA – Media & Telecom – US$240m**: For the sale of a 25% stake in tigo to une; etb was advised exclusively by BNP PARIBAS
- **Jun 2014 – COLOMBIA – Financial Institutions – US$ n/a**: For its strategic alliance with tigo; credivalores was advised exclusively by BNP PARIBAS
- **Apr 2014 – COLOMBIA/ FR. GUIANA – Building materials**: For the acquisition of Ciments Guyanais; ARGOS was advised by BNP PARIBAS
- **Mar 2014 – LATIN AMERICA – Wealth Management**: For the disposal of its off-shore wealth management business to Santander; BNP PARIBAS was advised by BNP PARIBAS
- **Dec 2013 – DOM. REP. – Energy & Power – US$2bn**: of an EPC contract to Odebrecht; cdeee is advised exclusively by BNP PARIBAS
- **Nov 2013 – COLOMBIA/HONDURAS – Building materials**: For the acquisition of 53.3% in Lafarge Honduras; ARGOS was advised by BNP PARIBAS
- **Sep 2013 – CHILE/ARGENTINA/PERU – Industrials – US$52m**: For the sale of Dicopack to [logo]; Sigdo Koppers S.A. was advised exclusively by BNP PARIBAS
- **Aug 2013 – PERU/CHILE/USA – Media & Telecom – US$411m**: For the acquisition of nextel Peru from nii; entel was advised by BNP PARIBAS
- **Jul 2013 – PERU/SWITZERLAND – Metals & Mining**: For the sale of Cia Minera Condestable to [logo]; TRAFIGURA was advised by BNP PARIBAS
- **Dec 2012 – COLOMBIA – Financial Institutions**: In its strategic alliance with RSA for the development of EPSA; EPSA was advised exclusively by BNP PARIBAS
- **Oct 2012 – COLOMBIA – Retail – US$2.6bn**: For the sale of its COLOMBIAN BUSINESS to Cencosud; Carrefour was advised by BNP PARIBAS
- **Oct 2012 – MEXICO – Retail – US$ n/a**: For the acquisition of milano; KALTEX was advised by BNP PARIBAS
- **Oct 2012 – COLOMBIA – Consumer**: For the acquisition of VOGUE; L'ORÉAL was advised exclusively by BNP PARIBAS
- **Sep 2012 – COLOMBIA – Financial Institutions**: In its strategic alliance with Bancolombia, credivalores for the development of EPSA; EPSA was advised exclusively by BNP PARIBAS
- **Jul 2012 – ARGENTINA – Financial Institutions – US$ n/a**: For the sale of its Argentine subsidiary to [logo]; Cetelem was advised exclusively by BNP PARIBAS
- **Apr 2012 – COLOMBIA – ISS – US$ n/a**: For the sale of its secure printing solutions business Valores Cadena; Carvajal was advised by BNP PARIBAS
- **Nov 2011 – COLOMBIA – Multiple industries – US$3.8bn**: For the restructuring of Cementos Argos's non-core assets; ARGOS was advised by BNP PARIBAS
- **Oct 2011 – CHILE – Mining Services – US$790m**: For the acquisition of MAGOTTEAUX; Sigdo Koppers S.A. was advised by BNP PARIBAS
- **Sep 2011 – MEXICO/BRAZIL – Media & Telecom – US$ n/a**: For the acquisition of BOX Cinemas; Cinépolis was advised by BNP PARIBAS
- **Sep 2011 – MEXICO – Automotive – US$332m**: In the restructuring of the company's financial obligations; SANLUIS Rassini is being advised by BNP PARIBAS
- **Aug 2011 – COLOMBIA – Petrochemicals – US$100m**: For the acquisition of Propilco from Merrill Lynch; Carvajal was advised by BNP PARIBAS
- **Aug 2011 – TRINIDAD & TOBAGO – Power & Gas – US$851m**: For the sale of its Trinidad & Tobago stake in Atlantic LNG to [logo]; GDF SUEZ was advised by BNP PARIBAS
- **Jul 2011 – MEXICO – Media & Telecom – c US$658m**: In the restructuring of the company's financial obligations; IUSACELL was advised by BNP PARIBAS
- **Jul 2011 – COLOMBIA – Technology – US$28m**: For the sale of its secured card business Valores Plasticar to SAFRAN; Carvajal was advised by BNP PARIBAS
- **Jul 2011 – ARGENTINA/CHILE – Building Materials – US$1.4bn**: For the sale of its European and South American gypsum operations to Etex; LAFARGE was advised by BNP PARIBAS
- **May 2011 – CHILE – Energy & Power – US$12m**: For the sale of Energía Andina to [logo]; ENAP was advised exclusively by BNP PARIBAS
- **Feb 2011 – ECUADOR – Engineering – US$72m**: For the acquisition of Santos CMI from Private Investors; POSCO E&C was advised exclusively by BNP PARIBAS
- **Sep 2010 – CHILE – Infrastructure – US$2.6bn**: For the sale of toll roads owned by subsidiary cintra to isa; ferrovial was advised by BNP PARIBAS
- **Aug 2010 – PARAGUAY – Media & Telecom – US$ n/a**: For the sale of a 70% stake in VOX to [logo]; KDDI was advised exclusively by BNP PARIBAS
- **Aug 2010 – COLOMBIA – Utilities – US$100m**: For the mandatory tender offer on CETSA; Colinversiones was advised exclusively by BNP PARIBAS
- **Jul 2010 – COLOMBIA – Power – US$ n/a**: To negotiate and award a BOOMT on a 2.4GW hydro project to epm; [logo] was advised exclusively by BNP PARIBAS
- **Jun 2010 – COLOMBIA – Energy and Power – US$ n/a**: For the sale of a 57% stake in [logo] to Colombian and Chilean funds; ABB, DARBY were advised exclusively by BNP PARIBAS
- **May 2010 – COLOMBIA – Retail – US$3.0bn**: For their merger Almacenes Éxito S.A. and CARULLA VIVERO S.A. were advised exclusively by BNP PARIBAS
- **May 2010 – ECUADOR – Metals & Mining – US$640m**: For the acquisition of CORRIENTE RESOURCES INC. from Investors (through tender offer); [logos] were advised by BNP PARIBAS
- **Apr 2010 – PANAMA – Financial Institutions – US$ n/a**: For the sale of BNP PARIBAS Panamá to Scotiabank; BNP PARIBAS was advised exclusively by BNP PARIBAS
- **Apr 2010 – MULT. COUNTRIES – Media & Telecom – US$368m**: For the sale of a 25% stake in Grupo Santillana to DLJ South American Partners; PRISA was advised exclusively by BNP PARIBAS
- **Mar 2010 – ARGENTINA – Financial Institutions – US$ n/a**: For the sale of BNP PARIBAS Argentina to Santander Río; BNP PARIBAS was advised exclusively by BNP PARIBAS
- **Dec 2009 – COLOMBIA – Energy and Power – US$1.1bn**: For the acquisition of a controlling stake in EPSA from gasNatural; Colinversiones was advised by BNP PARIBAS
- **Nov 2009 – COLOMBIA – Financial Institutions – US$287m**: For the sale of its consumer credit business [logo] to Colpatria; Enel, Codensa were advised exclusively by BNP PARIBAS
- **Oct 2009 – MEXICO/AUSTRALIA – Building Materials – US$1.6bn**: For the sale of its Australian unit cemex Australia to Holcim; cemex was advised by BNP PARIBAS
- **Jun 2009 – PERU – Energy and Power – US$375m**: For the acquisition of a 29.4% stake in EDEGEL from Generalima; endesa was advised by BNP PARIBAS
- **May 2009 – COLOMBIA – Oil & Gas – US$748m**: For the sale of HOCOL to Ecopetrol; MAUREL & PROM was advised by BNP PARIBAS
- **Jul 2008 – COLOMBIA – Energy & Power – US$225m**: For the acquisition of Merilectrica ESP and other assets from [logo]; Colinversiones was advised exclusively by BNP PARIBAS
- **Jan 2009 – COLOMBIA – Retail – US$38m**: For the sale of their 29.6% stake in makro to SHV; [logos] were advised by BNP PARIBAS
- **Jan 2009 – COLOMBIA – Consumer Prods - Paper – US$280m**: For the sale of its 31.3% stake in Colombiana Kimberly Colpapel S.A. to Kimberly-Clark; Colinversiones was advised exclusively by BNP PARIBAS
- **Nov 2008 – ECUADOR – Infrastructure – US$300m**: For the sale of Interagua to PROACTIVA; [logo], EDISON were advised exclusively by BNP PARIBAS
- **Nov 2008 – MEXICO – Financial Institutions – US$ n/a**: For the acquisition of a 50% stake in [logo] from [logo]; [logo] was advised exclusively by BNP PARIBAS
- **Sep 2008 – CHILE – Infrastructure – US$858m**: For the sale of toll road concessions [logos] to [logo]; [logo] was advised exclusively by BNP PARIBAS



M&A Expertise in Latam (cont'd)

Access & exposure to major players

December 2014 · COSTA RICA · Retail · US$ n/a
For the acquisition of 80% of Visión, the leading optical retailer in Central America
ESSILOR
was advised by BNP PARIBAS

November 2014 · URUGUAY · Agribusiness
BNP Paribas acted as exclusive financial advisor to the shareholders of Cereoil in connection with the sale of 45% of the company's capital to SEABOARD
BNP PARIBAS

October 2014 · CHILE · Power & Gas · US$7.4bn
In the context of the tender offer launched by gasNatural fenosa
CGE
The Perez Cruz family was exclusively advised by BNP PARIBAS

August 2014 · COLOMBIA/ PANAMA/COSTA RICA · Power · US$840m
For the acquisition of the 535MW power generation portfolio of GDF SUEZ in Panama and Costa Rica
CELSIA
was advised by BNP PARIBAS

June 2014 · COLOMBIA · Financial Institutions · US$ n/a
For its strategic alliance with tigo
Credivalores
was advised exclusively by BNP PARIBAS

April 2014 · COLOMBIA/ FR. GUIANA · Building materials · US$50m
For the acquisition of Ciments Guyanais
ARGOS
was advised by BNP PARIBAS

March 2014 · LATIN AMERICA · Wealth Management
For the disposal of its off-shore Latam wealth management business to Santander
BNP PARIBAS
was advised by BNP PARIBAS

February 2014 · COLOMBIA · Insurance · US$ n/a
For the acquisition of a 51% stake in CONFIANZA
Swiss Re Corporate Solutions
was advised exclusively by BNP PARIBAS

November 2013 · COLOMBIA | HONDURAS · Building materials
For the acquisition of 53.3% in Lafarge Lafarge Honduras
ARGOS
was advised by BNP PARIBAS

September 2013 · CHILE / ARGENTINA / PERU · Industrials · US$52m
For the sale of Sigdopack to
SK SIGDO KOPPERS S.A.
was advised exclusively by BNP PARIBAS

Involvement in the most relevant transactions

August 2013 · PERU / CHILE / USA · Media & Telecom · US$411m
For the acquisition of nextel Peru from NII
entel
was advised by BNP PARIBAS

July 2013 · Peru | Switzerland · Metals & Mining
For the sale of Cia Minera Condestable to
TRAFIGURA
was advised by BNP PARIBAS

June 2013 · COLOMBIA · Media & Telecom
For the valuation of its 25% stake in tigo
etb
was advised by BNP PARIBAS

Dec 2012 · COLOMBIA · Financial Institutions · US$ n/a
In its strategic alliance RSA for the development of EPSA
EPSA
was advised exclusively by BNP PARIBAS

Oct 2012 · COLOMBIA · Retail · US$ 2.6bn
For the sale of its COLOMBIAN BUSINESS to Cencosud
Carrefour
was advised by BNP PARIBAS

Oct 2012 · COLOMBIA · Consumer · US$ n/a
For the acquisition of VOGUE
L'ORÉAL
was advised exclusively by BNP PARIBAS

Oct 2012 · MEXICO · Retail · US$ n/a
For the acquisition of milano
KALTEX
was advised exclusively by BNP PARIBAS

Sep 2012 · COLOMBIA · Financial Institutions · US$ n/a
In its strategic alliance with Credivalores for the development of EPSA
EPSA
was advised exclusively by BNP PARIBAS

April 2012 · COLOMBIA · Industrials · US$ n/a
For the sale of its secure printing solutions business Valores to cadena
Carvajal
was advised by BNP PARIBAS

August 2012 · ARGENTINA · Financial Institutions · US$ n/a
For the sale of its Argentine subsidiary
Cetelem
was advised exclusively by BNP PARIBAS

Across countries & industries

November 2011 · COLOMBIA · Multiple industries · US$3.8bn
For the restructuring of Cementos Argos's non-core assets
ARGOS
was advised by BNP PARIBAS

October 2011 · CHILE · Mining Services · US$790m
For the acquisition of MAGOTTEAUX
SK SIGDO KOPPERS S.A.
was advised by BNP PARIBAS

September 2011 · MEXICO · Automotive · US$332m
In the restructuring of the company's financial obligations
SANLUIS RASSINI
is being advised by BNP PARIBAS

September 2011 · MEXICO/BRAZIL · Media & Telecom · US$ n/a
For the acquisition of BOX CINEMAS
Cinépolis
was advised by BNP PARIBAS

August 2011 · TRINIDAD & TOBAGO · Power & Gas · US$851m
For the sale of its Trinidad & Tobago stake Atlantic LNG to
GDF SUEZ
was advised by BNP PARIBAS

August 2011 · COLOMBIA · Petrochemicals · US$180m
For the acquisition of Conveyor from Merrill Lynch Global Private Equity
Carvajal
was advised by BNP PARIBAS

July 2011 · MEXICO · Media & Telecom · US$658m
In the restructuring of the company's financial obligations
IUSACELL
was advised by BNP PARIBAS

July 2011 · COLOMBIA · Technology · US$28m
For the sale of its secured card business Valores Plasticar to SAFRAN
Carvajal
was advised exclusively by BNP PARIBAS

July 2011 · ARGENTINA/CHILE · Building Materials · US$1.4bn
For the sale of its European and South American gypsum operations to Etex
LAFARGE
was advised by BNP PARIBAS

May 2011 · CHILE · Energy & Power · US$12m
For the sale of Energía Andina to
ENAP
was advised exclusively by BNP PARIBAS

Asia-Latam Cross-Border Deals


Services
Ecuador | Feb 2011
US$ n/d
Exclusive advisory to
POSCO E&C
for the acquisition of
SANTOS CMI
from
Group of Private Investors
Media & Telecom
Paraguay | Aug 2010
US$ n/d
Exclusive advisory to
KDDI
for the sale of a 70% stake in
VOX
to
Chemicals
Japan/USA/BRAZIL | Jul 2011
US$ n/d
Advisory to
DOW
For the creation of a biopolymers JV in Brazil between Dow and
MITSUI & CO., LTD.
Power and Gas
Trin. & Tob. | Aug 2011
US$851m
Advisory to
GDF SUEZ
for the sale of its Trinidad & Tobago stake in
ATLANTIC LNG
to
Metals & Mining
Peru | Feb 2007
US$187m
Exclusive advisory to
ZIJIN
for the acquisition of
from
Group of Private Investors
Metals & Mining
Ecuador | May 2010
c. US$ 640m
Advisory to
for the acquisition of
CORRIENTE RESOURCES INC
from
Investors (through tender offer)
Metals & Mining
Brazil | Jun 2005
US$ n/d
Advisory to
VALE
For advising on the closing of coal production contracts with
BAOSTEEL
and
Yongcheng Coal & Elect. Group
Metals & Mining
Brazil | Dec 2009
US$400m
Exclusive advisory to
WISCO
for the acquisition of a stake in
MMX
through issue of additional capital

Europe-Latam Cross-Border Deals


Retail
Costa Rica | Dec 2014
US$n/a
Advisory to
ESSILOR
for the acquisition of 60%
Visión
The leading optical retailer in Central America
Power & Gas
Chile | Oct 2014
US$7.4bn
Exclusive advisory to the Perez Cruz family in the context of the tender offer launched by
gasNatural fenosa
on
CGE
Building Materials
Colombia-F.G | Apr 2014
US$50m
Advisory to
ARGOS
for the acquisition of
CIMENTS GUYANAIS
Wealth Management
Latin America | Mar 2014
US$n/a
Advisory to
BNP PARIBAS
for the disposal of its off-shore Latam wealth managemen busines to
Santander
Energy & Power
Panama-CR | Aug 2014
US$840m
Advisory to
CELSIA
for the acquisition of the 535MW power generation portfolio of
GDF SUEZ
in Panama and Costa Rica
Mining
Peru | Jan 2013
US$ n/a
TRAFIGURA
For the sale of
Cia Minera Condestable
to
Consumer
Colombia | Oct 2012
US$ n/a
Exclusive advisory to
L'ORÉAL
for the acquisition of
VOGUE
Financial Institutions
Colombia | Nov 2009
US$247m
Exclusive advisory to
Enel
for the sale of its consumer credit business
to
COLPATRIA
Building Materials
Mexico | Oct 2009
US$1.6bn
Advisory to
CEMEX
for the sale of its Australian unit
CEMEX AUSTRALIA
to
Holcim
Financial Institutions
Venezuela | Jul 2007
US$ n/a
Exclusive advisory to
AGF Allianz
for the sale of
Adriática de Seguros
to
Power & Gas
Chile | Oct 2014
US$7.4bn
Exclusive advisory to the Perez Cruz family on the strategic agreement with
gasNatural fenosa
on the corporate governance of
GASCO
Insurance
Colombia | Feb 2014
US$ n/a
Advisory to
Swiss Re Corporate Solutions
for the acquisition of a 51% stake in
CONFIANZA
Metals & Mining
Colombia | Oct 2005
US$34m
Exclusive advisory to
Enel
for the sale of
to
Adobe Ventures
Energy & Power
Colombia | Dec 2009
US$1.1bn
Advisory to
Colinversiones
for the acquisition of a controlling stake in
EPSA
from
gasNatural
Oil & Gas
Colombia | May 2009
US$748m
Advisory to
MAUREL & PROM
for the sale of
HOCOL
to
ecoPETROL
Retail
Colombia | Jan 2009
US$538m
Advisory to
for the sale of their 29.6% stake in
makro
to
SHV
Food & Beverages
Colombia | Jul 2005
US$7.8bn
Advisory to
SAB MILLER
for the mandatory tender offer launched in the context of the acquisition
BAVARIA
from
Santo Domingo Family
Retail Investors
Metals & Mining
Colombia | Jan 2005
US$110m
Advisory to
ARGOS
for the sale of La Jagua Coal mine owned by subsidiary
Carbones del Caribe
to
GLENCORE INTERNATIONAL AG
Consumer Goods
Brazil | Pending
US$ n/a
Advisory to
Ontex
For the acquisition of
Hypermarcas
personal hygiene business
Consumer Goods
Brazil | Sept 2016
US$ n/a
Advisory to
PUIG
for the acquisition of a minority stake in
GRANADO
PHARMACIAS
Building Materials
Brazil | Sept 2016
Advisory to
SKS
In the establishment of a joint venture agreement between
apodi
TITAN
Consumer Goods
Brazil | Sept 2014
US$ n/a
Advisory to
L'OREAL
for the acquisition of
Niely
Cosméticos
Consumer Goods
Brazil | Dec 2013
US$ n/a
Advisory to
L'OREAL
for the acquisition of 51% stake in
BODY STORE
Pharmaceutical
Brazil | June 2012
US$ n/a
Advisory to
BIOGARAN
for the acquisition of 80% in
pharlab
Consumer Goods
Brazil | Aug 2010
US$ n/a
Advisory to
LVMH
MOËT HENNESSY. LOUIS VUITTON
for the acquisition of a 70% stake in
SACK'S
Pulp & Paper
Brazil | July 2010
US$ n/a
Advisory to
SUZANO
PAPEL E CELULOSE
for the acquisition of
FuturaGene
Media & Telecom
Brazil | Dec 2009
US$2.8bn
Advisory to
vivendi
for the acquisition and Fairness Opinion of
GVT
Energy & Power
Peru | Jun 2009
US$375m
Advisory to
endesa chile
for the acquisition of a 29.4% stake in
EDEGEL
from
Generalima
Financial Institutions
Argentina | Aug 2012
US$ n/a
Exclusive advisory to
Cetelem
for the sale of its Argentine subsidiary to
ST Crediloga
Infrastructure
Chile | Sep 2008
Exclusive advisory to
SANCONEST
for the sale of toll road concessions
to
GVI
Infrastructure
Chile | Sep 2010
US$2.6bn
Advisory to
ferrovial
for the sale of toll roads owned by subsidiary
cintra
to
isa
Financial Institutions
Chile | Aug 2004
US$39m
Exclusive advisory to
AGF Allianz
for the sale of
AGF Allianz
to
Liberty Mutual
Mining services
Chile | Oct 2011
US$790m
Exclusive advisory to
SK
SIGDO KOPPERS S.A.
For the acquisition of
MAGOTTEAUX
Retail
Chile | Oct 2012
US$2.6bn
Advisory to
Carrefour
For the sale of its COLOMBIAN BUSINESS to
Cencosud
Building Materials
Brazil | April 2015
US$ n/a
Advisory to the founding shareholders of
supremo
For the sale of their 50% stake in the company to
SECIL

USA - Latam Cross-Border Deals

June 2013
BRAZIL / USA
Oilfield Services / Shipping

Advisory to

ASGAARD

for its private placement

December 2011
BRAZIL / USA
Pharmaceutical

Advisory to

For the sale of its 27% stake to

GRAYCLIFF PARTNERS

August 2013
PERU / CHILE / USA
Media & Telecom

US$411m

Advisory to

nii

entel

for the acquisition of

nextel



July 2008
BRAZIL / USA
Food & Beverage

Advisory to

InBev

for the acquisition of

ANHEUSER BUSCH

November 2013
BRAZIL / USA
Engineering

Advisory to

GUIMAR

for its strategic alliance with

JACOBS

July 2011
JAPAN / USA / BRAZIL
Chemicals

Advisory to

DOW

For the creation of a biopolymers JV in Brazil between

MITSUI & CO., LTD.

Table of Contents

M&A Expertise in Power and Natural Gas

Mexico — Dec 2007
For the sale of its 70% stake in three hydroelectric power plants to Enel / CONDUIT Capital Partners LLC was advised exclusively by BNP PARIBAS
US$193m — *Sell-side advisory*
- 3 hydroelectric generation plants
- Trojes (8MW)
- Chilatan (14MW)
- El Gallo (30MW)

Mexico — Ongoing
For the sale of its power plants — CONDUIT Capital Partners LLC — is being advised exclusively by BNP PARIBAS
US$[ongoing] — *Sell-side advisory*
- 2 power generation assets
- Veracruz (32MW)
- Santa Catarina (22MW)

Jamaica - Panama — Aug 2015
For the sale of its power plants — CONDUIT Capital Partners LLC — was advised by BNP PARIBAS
US$242m — *Sell-side advisory*
- 5 thermal power generating assets
- Dr. Bird I (74.2MW)
- Dr. Bird II (50.2MW)
- WKPP (66MW)
- Pedregal (51MW)

Panama – Costa Rica — Aug 2014
For the acquisition of the 535MW power generation portfolio of GDF SUEZ in Panama and Costa Rica — was advised by BNP PARIBAS
US$840m — *Buy-side advisory*
- 2nd largest power portfolio in Panama and 5th largest in Costa Rica
- 535MW installed capacity (367MW thermal, 50MW wind and 118MW hydro)

Dominican Republic — Dec 2013
For the award of an EPC contract to ODEBRECHT — cdeee is advised exclusively by BNP PARIBAS
US$2.0bn — *Advisory*
- International tender offer process
- New generation coal and gas facilities
- Total capacity: 2x385MW

Trinidad & Tobago — Aug 2011
For the sale of its stake in Atlantic LNG to [Chinese investment corporation] — GDF SUEZ was advised by BNP PARIBAS
US$851m — *Sell-side advisory*
- 10% stake in the gas liquefaction plant
- International process involving teams in Paris, New York and China

Colombia — Oct 2007
For the acquisition of Termoflores from Group of Private Investors — Colinversiones was advised exclusively by BNP PARIBAS
US$430m — *Buy-side advisory*
- Gas-fired generation plant (447MW)

Colombia — Jul 2008
For the acquisition of Merilectrica E&P and other assets from ARGOS — Colinversiones was advised exclusively by BNP PARIBAS
US$225m — *Buy-side advisory, Fairness opinion*
- Gas-fired generation plant (169MW)

Colombia — Dec 2009
For the acquisition of a controlling stake in EPSA from gasNatural — Colinversiones was advised by BNP PARIBAS
US$1.1bn — *Buy-side advisory*
- 5th largest power company in Colombia
- Hydro generation (1,054MW)
- Expansion projects for 235MW (Hydro)

Colombia — Oct 2007
For the sale of its 81.8% stake in termotasajero to Chilean & Colombian Investment & Pension Funds — CONDUIT was advised exclusively by BNP PARIBAS
US$173m — *Sell-side advisory*
- Coal-fired generation plant (155MW)

Colombia — Nov 2009
For the sale of its consumer credit business to COLPATRIA — Emgesa / Codensa were advised exclusively by BNP PARIBAS
US$287m — *Sell-side advisory*
- Codensa Hogar had 650,000 credit card holders
- Codensa was #1 power distribution company in Colombia
- Colpatria was #7 largest bank in Colombia

Colombia — Aug 2010
For the mandatory tender offer on CETSA — Colinversiones was advised exclusively by BNP PARIBAS
US$100m — *Buy-side advisory*
- 3 mini-hydro power plants
- Over 50,000 customers

Colombia — Ongoing
For the potential purchase of Invercolsa from ECOPETROL — epm is being advised exclusively by BNP PARIBAS
US$[ongoing] — *Buy-side advisory*
- Portfolio of gas distribution companies

Colombia — May 2011
To negotiate and award a BOOMT on a 2.4GW hydro project to [consortium] — epm was advised exclusively by BNP PARIBAS
US$400m — *Sell-side advisory*
- Largest greenfield hydropower project in Colombia
- 2.4GW to be commissioned in 2018-2020

Brazil — Ongoing
CONFIDENTIAL
For the sale of a large independent power trading agent
The company is being advised by BNP PARIBAS
US$[ongoing] — *Sell-side advisory*
- Company that operates as an electric energy and natural gas commercialization agent

Chile — Dec 2005
For the sale of its 80% stake in Holding Co. for Energy Transmission Lines to GE Energy — ABENGOA was advised exclusively by BNP PARIBAS
US$72m — *Sell-side advisory*
- Three high voltage transmission lines in Chile (295 km)

Brazil — Ongoing
CONFIDENTIAL
For the capitalization process to finance its solar energy projects
The company is being advised by BNP PARIBAS
US$[ongoing] — *Sell-side advisory*
- Two solar photovoltaic complexes with total installed capacity of 270MW

Chile — Oct 2014
In the context of the takeover offer launched by gasNatural fenosa on CGE — The Perez Cruz family was advised exclusively by BNP PARIBAS
US$7.4bn — *Sell-side advisory*
- Largest power distribution and subtransmission company in Chile
- Largest gas distribution company in Chile

Colombia — May 2015
For the sale of its 61% stake in TPL to COLPATRIA and Chilean funds — TERMOTASAJERO was advised by BNP PARIBAS
US$760m — *Sell-side advisory*
- 1,232 MW thermal
- Largest thermal power generation portfolio in Colombia

Chile - Peru — Jun 2009
For the acquisition of a 29.4% stake in EDEGEL from Generalima — endesa Chile was advised by BNP PARIBAS
US$375m — *Buy-side advisory*
- 1,284MW hydro and gas-fired generation

Peru — Jan 2008
For the sale of its minority interest in AGUAYTIA to Duke Energy — CONDUIT Capital Partners LLC was advised exclusively by BNP PARIBAS
US$22.5m — *Sell-side advisory*
- 174MW gas fired plant
- Gas production
- Electricity transmission



SV
NI
PA
VE
CO
EC
PE
BR
BO
PA
CL
AR
UY

BNP Paribas – #2 Long-Term Power & Utility M&A Franchise in Europe

European league tables in Power & Utility in 2011-15 (Thomson One)

FY2011-15 (completed deals)

Rank	Advisors	Deal value ($m)	# of deals
1	Morgan Stanley	84,360	27
2	**BNP Paribas SA**	**68,348**	**36**
3	Rothschild	65,876	47
4	Goldman Sachs & Co	52,618	20
5	JP Morgan	48,676	17
6	Nomura	44,390	7
7	Societe Generale	39,643	21
8	Ondra Partners	37,912	2
9	HSBC Holdings PLC	36,987	9
10	Citi	35,852	27
11	Lazard	35,496	37
12	Deutsche Bank AG	35,430	30

FY2015 (completed deals)

Rank	Advisor	Deal value ($m)	# of deals
1	Citi	11,876	6
2	Deutsche Bank AG	7,175	2
3	Danske Bank	6,988	2
4	Lenner & Partners	6,954	1
5	**BNP Paribas SA**	**4,913**	**6**
6	Goldman Sachs & Co	4,420	4
7	PricewaterhouseCoopers	4,284	10
8	JP Morgan	4,217	3
9	Barclays	3,194	5
10	Evercore Partners	3,113	1
11	Macquarie Group	3,113	5
12	Banca IMI	2,752	8

FY2014 (completed deals)

Rank	Advisor	Deal value ($m)	# of deals
1	Danske Bank	6,147	3
2	Deutsche Bank AG	5,518	4
3	**BNP Paribas SA**	**5,365**	**7**
4	Citi	5,118	4
5	Morgan Stanley	4,817	3
6	Lazard	4,171	8
7	Macquarie Group	3,563	3
8	RBC Capital Markets	3,533	5
9	ICECAPITAL Securities	3,507	1
10	Nordea	2,474	4
11	Goldman Sachs & Co	2,186	2
12	SEB	2,003	1

FY2013 (completed deals)

Rank	Advisor	Deal value ($m)	# of deals
1	Morgan Stanley	10,139	8
2	Barclays	7,661	4
3	JP Morgan	5,835	3
4	Goldman Sachs & Co	5,475	4
5	Citi	5,393	5
6	**BNP Paribas SA**	**5,159**	**8**
7	Raiffeisen Bank International	3,987	5
8	Deutsche Bank AG	3,776	2
9	Lazard	3,668	5
10	KPMG	3,364	12
11	Mediobanca	3,292	2
12	HSBC	3,118	1

FY2012 (completed deals)

Rank	Advisor	Deal value ($m)	# of deals
1	Morgan Stanley	31,916	7
2	Rothschild	28,973	8
3	**BNP Paribas SA**	**21,453**	**6**
4	Lazard	21,181	6
5	Nomura	17,009	3
6	Goldman Sachs & Co	15,085	8
7	Barclays	13,634	3
8	Mediobanca	13,225	5
9	Ondra Partners	12,856	1
10	Deutsche Bank AG	12,458	10
11	Credit Suisse	12,045	7
12	Bank of America Merrill Lynch	11,039	4

FY2011 (completed deals)

Rank	Advisors	Deal value ($m)	# of deals
1	JP Morgan	37,875	10
2	Morgan Stanley	36,937	8
3	HSBC Holdings PLC	34,909	5
4	**BNP Paribas SA**	**31,457**	**9**
5	Rothschild	31,033	17
6	Societe Generale	29,073	11
7	Nomura	27,381	4
8	Goldman Sachs & Co	25,452	2
9	Banque Degroof	25,056	1
10	Ondra Partners	25,056	1
11	Blackstone Group LP	25,056	1
12	Credit Suisse	17,804	7

Source: Thomson One

Global Experience in M&A in Power & Utilities Sector – Ongoing Transactions

Ongoing transactions

Ongoing BRAZIL **Energy & Utilities**	Ongoing BRAZIL **Energy & Utilities**	Ongoing IRELAND **Wind**	Ongoing UK **Gas storage / LNG**	Ongoing FRANCE **Power & Gas**	Ongoing MEXICO **Renewables**	Ongoing LATAM **Solar**
For the capitalization process to finance solar energy projects	CONFIDENTIAL For the sale a large independent energy agent	For the sale of a 137MW onshore wind portfolio	For the disposal of its LNG asset	For the €4.0bn rights issue of	For the disposal of its renewable portfolio in Mexico	For the 100% disposal of a leading solar company
cobra ENERGÍA		*One of the largest Asset Managers*	*A major gas storage and distribution company*	EDF	*A private equity investment firm*	*A private equity investment firm*
is being advised by	*The company* is being advised by	is being advised by	is being advised by	Joint Bookrunner	is being advised by	is being advised by
BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING	BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING	BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING	BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING	BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING	BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING	BNP PARIBAS CORPORATE & INSTITUTIONAL BANKING

Global Experience in M&A in Power & Utilities Sector – Recent Transactions

Recent Transactions

2016 — POLAND — Power & Utilities
For the disposal of Polaniec Power Plant
ENGIE
was advised by BNP PARIBAS Corporate & Institutional Banking

2016 — FRANCE — Power & Utilities
For the acquisition of a 49% stake in
RTE
Groupe Caisse des Dépôts
was advised by BNP PARIBAS Corporate & Institutional Banking

2016 — UK — Power & Utilities
For the search of new equity partners for its UK nuclear program
EDF Energy
was advised by BNP PARIBAS Corporate & Institutional Banking

2016 — FRANCE — Power & Utilities
For the restructuring of
AREVA
EDF
was advised by BNP PARIBAS Corporate & Institutional Banking

2016 — GERMANY — Power & Utilities
For the Initial Public Offering of
innogy
Joint Bookrunner
BNP PARIBAS Corporate & Institutional Banking

2016 — BELGIUM — Power & Utilities
For the sale of a minority stake to
国家电网 State Grid
eandis
was advised by BNP PARIBAS Corporate & Institutional Banking

2016 — EUROPE — Wind
For the acquisition of 49% of a 664MW wind portfolio from
EDP Renováveis
EFG Hermes
and one of the largest Middle Eastern SWF were advised by BNP PARIBAS Corporate & Institutional Banking

2016 — FRANCE — Power & Utilities
For the acquisition of a 51% stake in
ElecLink
Groupe Eurotunnel
was advised by BNP PARIBAS Corporate & Institutional Banking

2016 — FRANCE — Offshore wind
For its strategic partnership in its French wind offshore platform with
Enbridge
EDF énergies nouvelles
was advised by BNP PARIBAS Corporate & Institutional Banking

2016 — FRANCE — Renewables
For the acquisition of a 51% stake in
Maïa Eolis
ENGIE
was advised by BNP PARIBAS Corporate & Institutional Banking

2016 — GERMANY — Power & Utilities
For the potential acquisition of
Thyssengas Erdgaslogistik
SNAM
was advised by BNP PARIBAS Corporate & Institutional Banking

2015 — UK — Wind
For a bid on a c.600MW portfolio from
SSE
CGN
was advised by BNP PARIBAS Corporate & Institutional Banking

2015 — TURKEY — Power & Utilities
For the privatization of EUAS generation portfolio
EÜAŞ
Turkey Privatisation Administration
was advised by BNP PARIBAS Corporate & Institutional Banking

2015 — FRANCE — Renewables
For the disposal of a photovoltaic and onshore wind assets in France and Portugal
EOS Holding and Omnes Capital, Valorem
was advised by BNP PARIBAS Corporate & Institutional Banking

2015 — FRANCE — Power & Utilities
For the acquisition of
Géométhane
CNP
was advised by BNP PARIBAS Corporate & Institutional Banking

2015 — SLOVAKIA — Power & Utilities
For the sale of its 66% stake in
Slovenské Elektrárne
to
EP
Enel
was advised by BNP PARIBAS Corporate & Institutional Banking

Global Experience in M&A in Power & Utilities Sector – Recent Transactions (cont'd)

Recent Transactions

2015 — GERMANY/LUX — Energy
For the sale of a 28.4% stake in enovos to a consortium of Luxembourg State, SNCI, ARDIAN, RWE & e.on were advised by BNP PARIBAS

2015 — PORTUGAL — Renewable power
For the acquisition of Iberwind from Magnum Capital and other minority shareholders were advised by BNP PARIBAS

2015 — PANAMA / JAMAICA — Power & Utilities
For the sale of its power assets in Jamaica and Panama to InterEnergy, Conduit Capital Partners LLC was advised by BNP PARIBAS

2015 — FRANCE — Renewables
For the acquisition of a 95% stake in solairedirect, ENGIE was advised by BNP PARIBAS

2015 — ITALY — Power & Utilities
For the sale of its electricity transmission network, Ferrovie dello Stato Italiane was advised by BNP PARIBAS

2015 — COLOMBIA — Power & Utilities
For the disposal of Termocandelaria Power Ltd. (1.2GW), Termocandelaria, Tribeca was advised by BNP PARIBAS

2014 — BELGIUM — Power & Utilities
For a strategic partnership with SNAM, FLUXYS was advised by BNP PARIBAS

2014 — PANAMA / C. RICA — Power & Utilities
For the acquisition of generation assets from GDF SUEZ, CELSIA was advised by BNP PARIBAS

2014 — FRANCE — Onshore wind
For the acquisition of the French wind portfolio of Enel Green Power, BORALEX was advised by BNP PARIBAS

2014 — USA — Power & Utilities
For the sale of a 50% stake in the OCE 869MW CCGT project to I Squared Capital, Energy Investors Funds was advised by BNP PARIBAS

2014 — CHILE — Power & Utilities
For the disposal of its shares in CGE to gasNatural fenosa, The Perez Cruz family was advised by BNP PARIBAS

2014 — FRANCE/IBERIA — Renewables
For the disposal of a majority stake in the company to korys, eurowatt was advised by BNP PARIBAS

2014 — FRANCE — Power & Utilities
For the acquisition of Dalkia International, VEOLIA Environnement was advised by BNP PARIBAS

2014 — USA — Renewables
For the sale of a majority stake in a 300MW wind project, LRE was advised by BNP PARIBAS

2014 — MACAU — Power & Utilities
For the sale of a 38% indirect stake in CEM to 南光(集團)有限公司, 中法水務 was advised by BNP PARIBAS

2013 — FRANCE — Renewables
For the disposal of a 50% stake in its onshore wind portfolio to Crédit Agricole Assurances, GDF SUEZ was advised by BNP PARIBAS

CREDIT SUISSE

CPFL Energia

Commercial proposal for the preparation of a valuation report

Confidential
February 2017

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION

Credit Suisse team dedicated to CPFL Energia on the preparation of the valuation report

Senior Team



José Olympio Pereira
Managing Director
CEO of Credit Suisse Brazil

- +30 years of experience in investment banking
- Acquisition of 61% of Celpa by Equatorial Energia
- Acquisition by Andrade Gutierrez of AES's voting stake in Cemig



Daniel Qiu
Managing Director
Head of China Energy

- +16 years of experience in investment banking
- Acquisition of Energias de Portugal by China Three Gorges
- Acquisition of InterGen N.V by China Huaneng Group
- China Power International Development concurrent CB offering and top-up share placement
- IPO of Datang Renewables
- Longyuan Power IPO



Ahmad Masud
Managing Director
Global Head of energy

- Led several processes in the energy sector
- +25 years of experience in investment banking, with different companies in the energy sector

IBD Brazil Team



Fabio Mourão
Managing Director
Head of IBD Brazil

- +12 years of experience in investment banking
- Relevant industry experience: Sale of Renova's energy assets to SunEdison/TerraForm
- Acquisition of 61% of Celpa by Equatorial Energia
- Sale of 51% stake in Santo Antônio (on going)



João Roriz
Vice President
Head of coverage of energy sector

- +8 years of experience in investment banking
- Sale of Renova's operating energy assets to SunEdison/TerraForm
- Acquisition of 61% of Celpa by Equatorial Energia
- Sale of Duke Energy to CTG
- Sale of Pacific Hydro to SPIC
- Sale of 51% stake in Santo Antônio (on going)



Tiago Sardinha
Associate
Execution team

- +6 years of experience in investment banking
- Sale of 51% stake in Santo Antônio (on going)



Philippe Ricciardi
Analyst
Execution team

- +2 years of experience in investment banking
- Sale of 51% stake in Santo Antônio (on going)

IBD LatAm



Guido Cerini
Managing Director
Head of LatAm Energy

- +22 years of experience in investment banking
- Sale of Isagen
- Advised Enel on acquisition from Endesa of 60.62% stake in Enersis
- Sale of Duke Energy to CTG
- Sale of Pacific Hydro to SPIC
- Privatization process of Isagen, in Colombia



Leticia Rodriguez
Vice President
LatAm energy coverage

- +8 years of experience in energy industry
- Privatization of Isagen in Colombia
- US$698 mn IPO of Sempra IEnova
- Sale of Duke Energy to CTG
- Sale of Pacific Hydro to SPIC
- Privatization process of Isagen, in Colombia

IBD China



Christian Deiss
Executive Director
IBD Energy China

- +18 years of experience in Investment Banking
- Prior to moving to Hong Kong in 2011, Mr. Deiss also worked in Credit Suisse offices in London, Palo Alto and San Francisco



Weiji Ma
Vice President
IBD China

- Vast experience in investment banking
- China Huarong Asset Management IPO, CGN Power Company IPO, acquisition of 25% stake by State Grid International Development in REN de Portugal, etc.

Senior M&A Team



Christopher Chua
Managing Director
Head of M&A China

- +16 years of experience in Investment Banking
- Acquisition of a 21.35% stake in Energias de Portugal by China Three Gorges Corporation
- Acquisition of 50% interest in InterGen from GMR by Huaneng



Nicolas Camacho
Director
Head of M&A LatAm

- +15 years of experience in Investment Banking
- Privatization of Isagen in Colombia
- Sale of Scribe to GBP
- Advised Enel on acquisition from Endesa of 60.62% stake in Enersis
- Advised Inkia on sale of ~21% indirect stake in Edegel to Enel Group
- Sale of Duke Energy to CTG
- Sale of Pacific Hydro to SPIC
- Privatization process of Isagen, in Colombia



Eric Zhou
Director
M&A China

- +7 years of experience in Investment Banking
- Acquisition of a 21.35% stake in Energias de Portugal by China Three Gorges Corporation
- Acquisition of 50% interest in InterGen from GMR by Huaneng



Diogo Aragão
Director
M&A Brazil

- +7 years of experience in investment banking
- Sale of Renova's energy assets to SunEdison/TerraForm
- Acquisition of 61% of Celpa by Equatorial Energia

Credit Suisse will commit a highly experienced multidisciplinary team to ensure a flawless execution

Confidential

Commercial Proposal

Scope of work	■ Depending on the preferred route (Delisting tender offer, Novo Mercado exit tender offer, Tag Along mandatory tender offer), services rendered by Credit Suisse would include: – Assistance to CPFL Energia' Board of Directors ("BoD Assistance"): Assistance to CPFL Energia' BoD in analyzing the merits of the tender offer – Preparation of valuation reports ("Valuation Report"): preparation of valuation reports on the context of a Novo Mercado exit tender offer or a Delisting tender offer i. As required by Novo Mercado listing regulation, the Board of Directors shall prepare a reasoned opinion on any type of tender offer aiming the Company shares (Art. 4.8)
Timeframe	■ Assuming that Credit Suisse timely receives and is provided access to the information and people needed to perform its work, Credit Suisse estimates delivery of the Valuation Report within 30 days from engagement
Fees	■ As compensation for the services provided, Credit Suisse will be paid, on the date of delivery of the final version of the Valuation Report, a fee of US$100,000 ("Valuation Reports Fee") ■ Fees (i) will be subject to the customary gross-up of all applicable taxes, duties, assessments or governmental charges to be eventually withhold, deducted or paid in connection with this proposal (including PIS, COFINS and ISS); and (ii) shall be paid regardless of the success of the Tender Offer and/or the conclusions set forth in the Valuation Report ■ Additionally, Credit Suisse will be promptly reimbursed for any reasonable expenses resulting from or arising out of the services referred to in this proposal as well as any other assignments undertaken by Credit Suisse at your request
Representations and Authorizations of Credit Suisse	■ Credit Suisse hereby represents that: – There is no conflict of interest that prevents Credit Suisse from preparing the Valuation Report – Credit Suisse will authorize the disclosure of the Valuation Report to the market, as required by applicable regulation – Credit Suisse is a financial institution authorized by the competent government authorities to carry out its activities and has the authorizations necessary to issue the Valuation Report, as required by applicable legislation

CREDIT SUISSE

Appendix

Selected credentials of Credit Suisse Brazil

Credit Suisse is uniquely positioned to prepare the valuation report to CPFL Energia

1. **Strong knowledge of CPFL and its key executives**
   - Credit Suisse has a longstanding relationship with CPFL and its key executives and had already worked with them in important situations
   - Credit Suisse has not worked for CPFL Energia in any transaction that closed in the last three years
2. **Independent analysis of proposed transaction**
   - As we didn't take any role in the transaction, CS services in the context of a tender offer will be deemed as fully independent by market participants
3. **Unparalleled experience in valuation reports and fairness opinions for largest TO situations in Brazil**
   - Credit Suisse Brazil is the undisputed #1 M&A advisor in the country with more than $240 billion in transaction volume since 2005
   - Selected valuation reports and fairness opinions recently prepared: Souza Cruz / British American Tobacco (US$3.4 billion); Vigor (US$4.1 billion); América Móvil (US$5.4 billion); Kroton (US$2.6 billion); ALL (US$5.4 billion); Redecard (US$6.8 billion)
4. **In-depth knowledge of the local energy sector, having advised on several domestic and international operations**
   - Distribution / Integrated: restructuring of CELG Par's debt; acquisition of Grupo Rede by CPFL/Equatorial (not concluded); acquisition of 61% of Celpa by Equatorial; Acquisition by Andrade Gutierrez of 33% of the stake held by AES in Cemig
   - Generation: sale of 57.6% of Isagen for US$4.4 billion; sale of DEI to CTG and ISquared; sale of stake in Santo Antônio UHE (ongoing); sale of Pacific Hydro's renewable energy portfolio
   - Renewables: sale of 40% stake in Atlantic to Actis; sale of Renova Energia's assets to SunEdison
   - Transmission: Sale of a co-controlling stake in TAESA to ISA, follow-on of TAESA; IPO of Alupar
5. **Dedicated senior team in Brazil, China and the United States**
   - Dedicated senior team with an in-depth knowledge of the CPFL group, energy sector in Brazil and preparation of valuation reports and fairness opinions for TO situations

#1 M&A franchise in Brazil

Ranking M&A Brazil 2005-2016YTD(1)

Advisor	Ranking	Amount (USD mn)
Credit Suisse	1	244,731
Itaú BBA	2	212,697
Rothschild	3	189,981
Goldman Sachs	4	161,855
Santander	5	152,981
BTG Pactual	6	152,746
J.P.Morgan	7	134,449
Morgan Stanley	8	132,849
Bradesco	9	124,071
citi	10	113,054
Bank of America Merrill Lynch	11	107,744
UBS	12	89,026
Barclays Capital	13	66,384
Deutsche Bank	14	58,921
Lazard	15	35,759

Selected transactions

Parties	Value	Transaction	Role	Date
taesa / isa	R$1,056,000,000	Sale of a co-controlling stake in TAESA to ISA	Exclusive advisor to FIP Coliseu	December 2016
Parati / Kellogg's	R$1,380,000,000	Kellogg's acquired 100% of Parati	Credit Suisse advised Parati	October 2016
Duke Energy / CTG	USD 1,200,000,000	Sale of Dukes Energy's business in Brazil to China Three Gorges	Credit Suisse advised Duke Energy	October 2016
BMG / Itaú	BRL 1,413,000,000	Itaú acquired the reaming 40% stake in the payroll loan JV with Banco BMG	Credit Suisse advised BMG	October 2016
actis / Atlantic	Undisclosed	Actis Brasil acquired the reaming 40% stake in Atlantic Energias Renovaveis	Credit Suisse advised Atlantic	July 2016
	Undisclosed	Rede D'Or and Amil acquired Grupo Fernandes Vieira's hospital complex	Credit Suisse advised Grupo Fernandes Vieira	January 2016
General Atlantic / Pague Menos	USD 149,428,500	General Atlantic acquired a 17% stake in Pague Menos	Credit Suisse advised Pague Menos	December 2015
DeVry / Grupo Ibmec	USD 180,183,000	DeVry acquired a 96% stake in Grupo Ibmec	Credit Suisse advised Grupo Ibmec	December 2015
BM&FBovespa / cetip	USD 2,859,380,000	Merger of Cetip shares by BM&FBovespa		November 2015; July 2016
Rede D'Or	BRL500,000,000	Rede D'Or acquired 100% of Hospital Santa Helena from Medgrupo	Credit Suisse advised Medgrupo	October 2015
Grupo Fleury	Undisclosed	Advent International acquired a minority stake in Grupo Fleury	Credit Suisse advised Advent International	September 2015
Harald / Fuji Oil	Undisclosed	Fuji Oil acquired a 83% stake in Harald Indústria e Comércio de Alimentos	Credit Suisse advised Harald	March 2015
américa móvil	USD 20,000,000,000	Restructuring of America Móvil Business in Brazil	Credit Suisse advised America Móvil	November 2014
GVT / Telefónica	USD 9,831,087,000	Telefónica acquired GVT from Vivendi	Credit Suisse advised GVT	August 2014
Bain Capital	Undisclosed	Bain Capital acquired Grupo Notre Dame Intermedica	Credit Suisse advised Intermedica	March 2014
DASA	USD 1,880,000,000	*Tender offer by Cromossomo Part. II to acquire shares of DASA*	*Credit Suisse prepared a Valuation Report*	January 2014

Source: Dealogic, as of December 31, 2016
Note: (1) Considering announced transactions.

Credit Suisse Has the leading investment banking franchise in Brazil

Selected transactions in Brazil

Category	Ranking	Transaction	Transaction	Transaction	Transaction
M&A(1) 2005-2016YTD	**#1** US$244bn Volume	FIP Coliseu / taesa / isa **R$1,056,000,000** Sale of a co-controlling stake in TAESA to ISA December 2016	Parati / Kellogg's **R$1,380,000,000** Kellogg's acquired 100% of Parati October 2016	Duke Energy / CTG **US$1,200,000,000** Sale of Dukes Energy's business in Brazil to China Three Gorges October 2016	BMG / Itaú **R$1,413,000,000** Itaú acquired the reaming 40% stake in the payroll loan JV with Banco BMG October 2016
		actis / Atlantic **Undisclosed** Actis Brasil acquired the reaming 40% stake in Atlantic Energias Renovaveis July 2016	**Undisclosed** Rede D'Or and Amil acquired Grupo Fernandes Vieira's hospital complex January 2016	General Atlantic / Pague Menos **US$149,428,500** General Atlantic acquired a minority stake in Pague Menos December 2015	DeVry / Grupo Ibmec **US$180,183,000** DeVry acquired a majority stake in Grupo Ibmec December 2015
ECM(2) 2005-2016YTD	**#1** US$29bn Volume	taesa **R$1,291,048,820** Follow-on October 2016	Linx **R$444,000,000** Follow-on September 2016	vivo **R$16,107,285,058** Follow-on March 2015	oi **R$13,217,864,665** Follow-on April 2014
		Iguatemi **R$376,000,000** Follow-on June 2013	Abril Educação **R$509,107,455** Follow-on April 2013	Multiplan **US$259,000,000** Follow-on March 2013	Estácio **US$328,000,000** Follow-on January 2013
IPO(3) 2005-2016YTD	**#1** US$18bn Volume	PAR Corretora de Seguros **R$548,000,006** Initial Public Offering June 2015	viavarejo **R$2,473,939,685** Initial Public Offering December 2013	ser **US$284,258,721** Initial Public Offering October 2013	Smiles **R$1,006,376,798** Initial Public Offering April 2013
		Alupar **R$740,000,000** Initial Public Offering April 2013	Linx **US$265,000,000** Initial Public Offering February 2013	Abril Educação **US$238,400,000** Initial Public Offering July 2011	Grupotechnos **US$253,000,000** Initial Public Offering July 2011

Sources: Thomson Reuters and Dealogic.
Notes:
(1) Announced transactions. Period of January 1, 2005 to November 30, 2016.
(2) Considers apportioned offer value. Includes IPOs and follow-ons. Period of January 1, 2005 to November 30, 2016.
(3) Considers apportioned offer value. Does not consider "re-IPOs". Period of January 1, 2005 to November 30, 2016.

Experience in the Brazilian Electricity Sector

Extensive activity in all sector segments

Segment	Selected transactions				
Transmission	taesa **R$1.1 billion** Sale of a co-controlling stake in TAESA to isa Exclusive advisor to FIP Coliseu December 2016	Alupar **R$740 million** Initial Public Offering Joint Bookrunner April 2013	**€500 million** Public Sector Pension Investment Board invested in Isolux CS advised Isolux July 2012	Terna **US$2.2 billion** Sale of Terna's controlling stake in Terna Participações to Cemig CS advised Terna April 2009	Schahin **US$606 million** Sold its stake in five companies to Cemig, MDU Brasil, and Brascan Brazil CS advised Grupo Schahin May 2006
Conventional Generation	**In progress** Sale of 51% of Santo Antônio CS is advisor to Cemig and SAAG	DUKE ENERGY **$2.4 billion** Sale of Latin American portfolio CS advised Duke December 2016	Pacific Hydro **Undisclosed** Sale of the portfolio of renewable assets in Chile, Brazil, and Australia CS advised IFM December 2015	MPX **US$493 million** E.On acquired an 11.74% stake in MPX CS advised MPX January 2012	AES **US$450 million** Re-IPO Joint Bookrunner June 2005
Distribution	equatorial CPFL ***Not consummated*** Acquisition of Grupo Rede CS advised Equatorial and CPFL June 2012	equatorial **US$1.1 billion** Equatorial Energia acquired 61% stake in Celpa CS advised Equatorial Energia June 2012	CELG ***Undisclosed*** Eletrobras acquired 51% of Celg-D CS advised Celg-D December 2011	AES Eletropaulo **US$612 million** Follow-on Offering *Joint Bookrunner* September 2006	equatorial **US$246 million** Initial Public Offering *Joint Bookrunner* April 2006
Integrated	CELGPAR Debt Restructuring CS advised Celg Par January 2015	Companhia Brasiliana de Energia Preparation of valuation report of Brasiliana CS advised BNDESPar May 2011	CEMIG **US$1.4 billion** Andrade Gutierrez acquired AES's 33% voting stake in Cemig CS advised AES December 2009	CPFL **US$258 million** Accelerated Bookbuilding Sole Placement Agent May 2009	CMS ENERGY **US$211 million** Sale of CMS Energy Brasil to CPFL CS advised CMS Energy April 2007
Renewables	ATLANTIC Financial advisory to Pattac and Servinoga July 2016	RENOVA CEMIG **R$1.6 billion** Sale of 336MW energy assets to SunEdison CS advised Renova and Cemig June 2015	ODEBRECHT **R$836 million** Capital increase in ETH Bioenergy November 2014	RENOVA ***Undisclosed*** RR Participações capital increase in Renova CS advised RR Participações July 2011	ERSA **US$176 million** Acquisition of a 23% stake in ERSA by BTG Pactual CS advised ERSA October 2009

Unparalleled experience in valuation reports and opinions for important transactions

	Souza Cruz	Vigor	América Móvil
Date	May 2015	April 2015	November 2014
Overview of the deal	■ In February 2015, British American Tobacco, controller of Souza Cruz, publicly announced its intention to take the Company private ■ The objective of the transaction was to generate various synergies and scale gains for British American Tobacco in Brazil, to optimize production and to reduce local costs and expenses	■ After a series of corporate events, such as a tender offer held by the controlling shareholders in January 2014, Vigor became the holder of less than 25% of the outstanding shares ■ In December 2014, as instructed by BM&FBovespa, a decision was made at a shareholder's meeting in order to prepare a valuation report for the Company to exit the "Novo Mercado" listing segment	■ Américan Móvil ("AMX") conducted a corporate reorganization whereby it was able to consolidate its stakes in Brazilian companies in the cell phone, wireline, pay-tv and broadband sectors, which began to be managed by Claro S.A. ■ The corporate reorganization process involved AMX's stakes in Claro, Net Serviços, Embratel and Embrapar
Role of Credit Suisse	■ Credit Suisse prepared the independent appraisal report at the request of minority shareholders ■ The valuation report prepared by CS was provided to all shareholders of Souza Cruz	■ Credit Suisse acted as financial advisor to FB Participações S.A. ("FB") for the preparation of a valuation report for the shares of Vigor Alimentos S.A. ■ The valuation report prepared by CS was provided to all shareholders	■ Credit Suisse acted as financial advisor to Claro's board of directors, advising company's management in structuring the transaction and negotiating with the company's minority shareholders, in addition to having negotiated with each of the independent committees representing the minority shareholders of Net, Embratel, and Embrapar ■ Credit Suisse also produced a valuation report for the members of Claro's board of directors
Transaction amount	US$3,400,000,000	US$4,100,000,000	US$20,000,000,000

Unparalleled experience in valuation reports and opinions for important transactions (cont'd)

	Cnova	kroton paixão por educar	ALL
Date	July 2014	June 2014	February 2014
Overview of the deal	▪ Merger of Nova.com and Cdiscount ▪ Publicly held and controlled by Grupo Casino (France), CBD is the largest food retailer in Brazil ▪ CBD was one of the shareholders of Nova.com, together with Via Varejo and Casino – CBD and Via Varejo, in turn, were controlled by Casino	▪ Merger of Anhanguera and Kroton ▪ Kroton and Anhaguera were the two largest higher learning institutions in Brazil; Kroton was the surviving company of the merger and became the largest education company in the world	▪ Merger of Rumo and ALL ▪ Cosan, owner of Rumo, is one of the largest business conglomerates in Brazil, with businesses spanning from sugar and ethanol mills to fuel distribution ▪ ALL was the largest railroad operator in Brazil
Role of Credit Suisse	▪ CS prepared a report for CBD shareholders and advised them on the best structure of this possible transaction, from CBD's viewpoint	▪ Credit Suisse acted as financial advisor to Kroton's board of directors and prepared a valuation report to assist BoD members to evaluate the soundness of the deal under analysis	▪ CS advised Cosan's board of directors in the context of the merger ▪ CS prepared a valuation report to assist Cosan's board of directors in analyzing the merits of the transaction
Transaction amount	Undisclosed	US$2,624,000,000	US$5,422,000,000

Unparalleled experience in valuation reports and opinions for important transactions (cont'd)

	CORPBANCA	DASA	REDECARD
Date	January 2014	January 2014	July 2012
Overview of the deal	▪ Merger of CorpBanca and Itaú Chile ▪ Itaú Chile is a subsidiary of Itaú and operates in Chile and a few Andean countries; Itaú is the largest commercial bank in Latin America ▪ CorpBanca was one of the largest commercial banks in Chile	▪ Edson Bueno and his wife (controlling shareholders of DASA), through their fully controlled vehicle (Cromossomo), launched an offer to increase their controlling stake in the Company ▪ DASA is one of the largest companies in the diagnostics sector in Brazil	▪ In February 2014, Itaú announced that it would hold a tender offer to acquire a minority stake in Redecard (49%) and take it private ▪ Redecard was a leader in the merchant acquiring sector and had a highly qualified shareholders base, composed of national and international shareholders ▪ The transaction was approved at a special meeting of shareholders after CS provided the valuation report
Role of Credit Suisse	▪ CS advised Itaú in the context of the merger ▪ CS presented an opinion attesting to the soundness of the proposed exchange ratio	▪ CS advised DASA's board of directors in assessing the merits of the transaction and provided a valuation report for the transaction	▪ CS was chosen by Redecard's minority shareholders to prepare a second valuation report, after a first report that had been prepared by a different bank ▪ Credit Suisse's report validated the proposed tender price and made it possible for minority shareholders to comfortably accept the offer made by Itaú
Transaction amount	US$2,208,000,000	US$1,880,000,000	US$6,800,000,000

Credit Suisse does not provide any tax advice. Any tax statement herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties. Any such statement herein was written to support the marketing or promotion of the transaction(s) or matter(s) to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

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CPFL ENERGIA

EXHIBIT III

Proposal presented by Deutsche Bank S.A. – Banco Alemão

Deutsche Bank
Corporate & Investment Banking

CONFIDENTIAL

Financial advisory proposal

February 23, 2017

Passion to Perform

CPFL ENERGIA

Contact the Ombudsman:
0800 725 2113
deutsche-bank.ouvidoria@db.com
www.deutsche-bank.com.br

Executive summary

- Deutsche Bank S.A. – Banco Alemão (collectively with other affiliated entities, "Deutsche Bank" or "DB") is pleased and honored to have the opportunity to present a commercial proposal to be part of the triple list to be submitted by the Board of Directors of CPFL Energia S.A. ("CPFL" or "Company") to CPFL's Shareholders' Meeting which will select the financial advisor that will prepare the valuation report ("Laudo de Avaliação" or a "Valuation Report") in the context of the change of control mandatory tender offer (the "Mandatory Tender Offer") along with the delisting tender offer of CPFL and its subsequent withdrawal from the special securities listing segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), known as Novo Mercado (the "Delisting Tender Offer"), (together with the Mandatory Tender Offer, the "Tender Offer") to be launched by State Grid International Development Limited ("State Grid")
- We understand that the Tender Offers that will be made by State Grid will be regulated in Brazil as per Instrução CVM nº 361/2002, as amended ("CVM Instruction 361") and target the acquisition of all common shares issued by the company, excluding shares held by CPFL's controlling shareholders
- Deutsche Bank is uniquely positioned to prepare and deliver the Valuation Report based on an unparalleled industry expertise coupled with high quality on the ground execution capabilities
- This document provides our selected credentials and proposed engagement terms for this assignment, and is organized as follows:
  1. Description of our cross-border team dedicated to CPFL
  2. Overview of DB's global reach and proven track record in landmark transactions in Latin America and in the Power & Utilities industry
  3. Description of the proposed engagement terms for this potential advisory assignment
  4. Overview of the relationship between DB and CPFL
- The engagement of Deutsche Bank under the terms of this proposal is subject to our client adoption process and the execution of a mutually satisfactory Engagement Letter that would include, among other terms, customary indemnity protections in favor of Deutsche Bank in connection with such engagement

1 DB's cross-border team dedicated to CPFL

Deutsche Bank is fully committed to put forward its best senior professionals across all relevant teams in order to ensure a quick execution of the various workstreams to prepare the Valuation Report

Senior team



Renato Grelle
Managing Director
Chief Country Officer Brazil



Maurice Marchesini
Managing Director
Head of IB Coverage LatAm

Execution team

Investment Banking – Brazil



Joel Roberto
Managing Director
Head of Investment Banking Brazil



João Auler
Director



Fernando Rahal
Associate

Investment Banking & M&A – Latam



Waldo Perez
Managing Director
Head of M&A LatAm



Leandro Comparini
Director



Pedro Bollman
Director
LatAm ECM

Investment Banking – Power and Utilities US



Tom Widener
Managing Director
Head of Power and Utilities US



Ross Comeaux
Director



Mara Mulfeld
Associate

Flags denote where bankers are based

Deutsche Bank is a leading global Power & Utilities advisory franchise...

Americas	EMEA	Asia ex. Japan
Tom Widener *Managing Director* *Head of Power & Utilities, US* Ross Comeaux *Director* Binyam Giorgis *Director*	Martyn Nicholas *Managing Director* *Head of Utilities, EMEA* Steffen Pleser *Managing Director* Torsten Wilberg *Vice President*	Jonathan Tse *Director* Michael Li *Vice President*

Latin America

Waldo Perez
Managing Director

João Auler
Director

Selected landmark transactions

Americas

Nextera Energy USD18.4 billion Acquisition of Oncor Electric Delivery Company ("Oncor") Financial Adviser Pending U.S.	Atlas Power USD3.3 billion Acquisition of Engie's United States Fossil Portfolio Financial Adviser Pending U.S.	Lightstone Generation LLC USD1.7 billion Senior Secured Credit Facilities Left Lead Arranger December 2016 U.S.
Endesa Chile USD3.6 billion Spinoff of Endesa Chile's non-Chilean assets and subsequent merger Financial Adviser April 2016 Chile	AES Gener S.A USD728 million Acquisition of 80% of Empresa Electrica Guacolda S.A. Sole Advisor April 2016 Chile	NRG Energy USD2.636 billion Acquisition of substantially all of the assets of Edison Mission Energy M&A and Restructuring Advisor October 2013
Calpine USD1.63 billion Acquisition of 4,490 MW Conectiv Energy from Pepco Holdings Financial Advisor July 2010	The AES Corporation USD1.6 billion AES sale of 15% stake to China Investment Corp. Sole Financial Advisor November 2009	NRG Energy Inc. USD287.5 million Acquisition of Reliant Texas Retail Financial Advisor March 2009

EMEA

Enel SpA EUR4.2 billion Disposal of Enel's 66% stake in Slovenské elektrárne to EPH Lead Financial Adviser Pending Italy/Slovakia	Solairedirect EUR200 million Acquisition of a 95% stake in Solairedirect by ENGIE Financial Adviser July 2015 France	Borealis/AP1/AP3/Folksam consortium SEK60.6bn (EUR6.6bn) Lead financial adviser on the acquisition of Fortum's electricity distribution business in Sweden Lead Financial Adviser June 2015 Canada/Sweden/Finland
Endesa EUR8.3 billion Financial Adviser to Endesa's Board of Directors on the sale of its Latin American business to Enel Financial Adviser October 2014 LatAm/Spain/Italy	EWE EUR600 million Acquisition of 15.8% stake in VNG from Wintershall making EWE majority shareholder in VNG with 63.7% Financial Adviser October 2014 Germany	PGE SA PLN1.6 billion Disposal of 3.5% stake held by MoST through ABB Joint Global Co-ordinator and Joint Bookrunner July 2014 Poland
Suomi Power Networks Oy EUR2.55 billion Lead financial adviser on the acquisition of Fortum's electricity distribution business in Finland Lead Financial Adviser March 2014 Finland	E.ON AG EUR2.6 billion Advised E.ON on the joint disposal with GDF SUEZ of their 49% stake in SPP to EPH Financial Adviser January 2013 Germany/Slovakia	Tennet EUR575 million Sale of 49% stake of Tennet's German HVDC offshore transmission lines to Mitsubishi Corporation Financial Adviser January 2013 Germany

Asia ex. Japan

State Grid International Development EUR320 million Acquisition of 24% stake in ADMIE Sole Financial Advisor October 2016 China/Greece	NSW Government AUD16.2 billion Long term lease of 50.4% of Ausgrid Joint Financial Advisor October 2016 Australia	NSW Government AUD10.3 billion Lease of NSW Government's asset TransGrid and privatisation of NSW electricity networks Joint Financial Advisor November 2015 Australia/China
NewQuest Capital Partners USD814 million Sale of China Hydroelectric Corporation Sole Financial Advisor September 2015 China	Hana Daetoo Securities USD638 million Acquisition of three power plants of SK E&S Financial Advisor December 2014 Korea	Keppel Infrastructure Fund Management Advisor to the Independent Board of Directors Independent Financial Advisor November 2014 Singapore
GS Caltex Corporation KRW826 billion GS Caltex's sale of GS Power to KB Consortium and GS Energy Financial Advisor June 2012 Korea	Shenhua Guohua Energy Investment Co Ltd AUD212 million Acquisition of 75% stake in Hydro Tasmania's Woolnorth wind farm assets and formation of strategic partnership with Hydro Tasmania Sole Financial Advisor February 2012 China/Australia	State Grid International Development EUR387 million Acquisition of 25% stake in Redes Energéticas Nacionais Financial Advisor February 2012 China/Portugal

2 ... and with an outstanding presence in M&A advisory in Latin America…

Deutsche Bank is one of the leading M&A advisors in Latin America, having advised on some of the most relevant and high-profile transactions that occurred in the region, particularly in the Power & Utilities sector

2014 – 2016
Latam closed M&A transactions

Rank	Bank	Rank value (US$ mm)	# of deals
1	Itau Unibanco	76,278	194
2	BAML	66,771	59
3	BTG Pactual	62,349	132
4	Credit Suisse	60,192	68
5	Goldman Sachs	60,058	58
6	**Deutsche Bank**	**60,038**	**31**
7	JP Morgan	55,441	47
8	Morgan Stanley	54,368	63
9	Santander	53,087	78
10	Rothschild	49,006	72

Note: 2014 – 2016 rank date from 01/01/14 to 12/31/16. Considers any Latin American buyer/seller involvement
Source: Thomson Reuters

Selected recent M&A transactions in Latin America

Company	Value	Transaction	Role	Date	Country
Deutsche Bank		Sale of Deutsche Bank's onshore operations in Mexico to InvestaBank	Financial Adviser	Pending	Mexico
Deutsche Bank		Sale of Deutsche Bank's onshore operations in Argentina to Banco Comafi	Financial Adviser	Pending	Argentina
Endesa Americas	USD1.5 billion (40% non-affiliated stake)	Merger of Endesa Americas with and into Enel Americas	Financial Adviser	December 2016	Chile
Promerica Financial Corporation		Acquisition of Citigroup's consumer business and commercial banking operations in Guatemala	Financial Adviser	October 2016	Guatemala
MBAC Fertilizer	BRL1.1 billion	Recapitalization resulting in change of control and subsequent merger with GB Minerals	Financial Adviser	October 2016	Canada / Brazil
China Molybdenum	USD1.7 billion	Acquisition of Anglo American's Brazilian Niobium and Phosphate mining business	Financial Adviser	September 2016	China / Brazil
Olo del Peru		Sale of Olo del Peru and TVS Wireless to America Movil	Financial Adviser	August 2016	Peru
Endesa Chile	USD3.5 billion	Spinoff of Endesa Chile's non-Chilean assets and subsequent merger	Financial Adviser	April 2016	Chile
Grupo Clarin	USD178 million	Acquisition of 100% of Nextel Communications Argentina SRL	Financial Adviser	January 2016	Argentina
Soriana	USD2.7 billion	Acquisition of Controladora Comercial Mexicana	Financial Adviser	January 2016	Mexico
CIT Group		Sale of 100% of Banco Commercial Investment Trust do Brasil to Banco Daycoval	Financial Adviser	November 2015	Brazil
Porto Sudeste do Brasil		Capital increase adviser to Porto Sudeste do Brasil	Financial Adviser	November 2015	Brazil
Cargill	USD1.45 billion	Sale of Cargill Pork to JBS	Financial Adviser	October 2015	United States / Brazil
British American Tobacco	USD2.7 billion	Delisting tender offer to acquire 24.7% of Souza Cruz S.A. shares not owned by BAT	Financial Adviser	October 2015	Brazil
Owens-Illinois	USD2.15 billion	Acquisition of Vitro's food & beverage glass container business	Financial Adviser	September 2015	Americas
Warburg Pincus & Temasek	BRL868 million	Acquisition of 50% of Santander Brasil's custody services & acquisition of securities services DTVM	Financial Adviser	August 2015	Brazil
Advent International	USD344 million	Advent International's acquisition of a 30% stake in Life Miles	Financial Adviser	August 2015	Colombia
CIT Group		Sale of Mexican operations to Banregio Grupo Financiero	Financial Adviser	August 2015	Mexico
Medquimica Ind. Farmaceutica		Sale of 100% of Medquimica to Lupin Limited	Financial Adviser	June 2015	Brazil
Altice	EUR7.4 billion	Acquisition of PT Portugal assets from Oi	Acquisition Finance	June 2015	Portugal / Brazil
Vivendi	EUR7.7 billion	Sale of GVT to Telefonica	Financial Adviser	May 2015	Brazil / France
Cielo	BRL11.6 billion	Formation of Joint Venture with Banco do Brasil	Financial Adviser	February 2015	Brazil
Banco Pan	BRL580 million	Sale of Pan Seguros and Pan Corretora to Banco BTG Pactual and Caixa Economica Federal	Financial Adviser	December 2014	Brazil
Hapag - Lloyd AG	USD2.2 billion	Merger with CSAV container shipping business activities	Financial Adviser	December 2014	Chile / Germany
BR Towers	USD978 million	Sale to American Tower Corp.	Financial Adviser	November 2014	Brazil
CNODC	USD2.6 billion	Acquisition of Petrobras Energia Peru	Financial Adviser	November 2014	Peru / China / Brazil
Endesa	EUR8.3 billion	Financial Adviser to Endesa's Board of Directors on the sale of its Latin American business to Enel	Financial Adviser	October 2014	LatAm / Spain / Italy
CFR Pharmaceuticals	USD3.4 billion	Sale of CFR Pharmaceuticals to Abbott Laboratories	Financial Adviser	September 2014	Chile
China Minmetals Corporation	USD5.85 billion	Acquisition of Las Bambas from Glencore Xstrata	Financial Adviser	July 2014	Peru / China
Grupo Farmacéutico Somar		Sale to Endo International	Financial Adviser	July 2014	Mexico
Invekra, SAPI de CV		Minority stake sale of Sanfer's holding company to General Atlantic	Financial Adviser	May 2014	Mexico
Repsol	USD5.0 billion	Compensation for the expropriation of 51% of YPF by the Republic of Argentina	Financial Adviser	May 2014	Argentina

Denotes transaction in Power & Utilities space

Notes: Tombstone date represents date in which transaction was closed
Source: Deutsche Bank

2 ... and with an outstanding presence in M&A advisory in Latin America…

Selected M&A transactions in Latin America

AES Gener Sale of 49.99% of Empresa Electrica Guacolda S.A. to Global Infrastructure Partners Financial Adviser April 2014 Chile	AES Gener USD728 million Acquisition of 50% of Empresa Electrica Guacolda S.A. Financial Adviser April 2014 Chile	Drake Capital USD1.5 billion Sale of Drake Capital and Stars Investments 25% stake in Walmart Chile to Walmart Financial Adviser February 2014 Chile	BX+ EUR 450mm (8% Banco Popular) EUR 87mm (24.9% BX+) Reciprocal shareholding Financial Adviser December 2013 Mexico / Spain	Grünenthal GmbH USD447 million Tender offer acquisition of Laboratorios Andrómaco Financial Adviser December 2013 Chile	NII Holdings USD413 million Sale of 2,790 telecommunication towers in Brazil to American Tower Corporation Financial Adviser December 2013 Brazil	Warburg Pincus & General Atlantic EUR411 million Acquisition of 50% of Santander Asset Management (Brazil) Financial Adviser December 2013 Brazil	NII Holdings USD388 million Sale of 1,666 telecommunication towers in Mexico to American Tower Corporation Financial Adviser November 2013 Mexico
Groupe Casino USD823 million Acquisition of the remaining shares (19.4% stake) not owned in CBD Financial Adviser October 2013 Brazil	Grupo ADO Undisclosed Value Acquisition of Avanza Group Sole Financial Adviser August 2013 Mexico / Spain	Mizuho Corporate Bank USD410 million Acquisition of Banco WestLB do Brasil Financial Adviser August 2013 Brazil	NII Holdings USD411 million Sale of Nextel Peru to Entel Financial Adviser August 2013 Peru	Enjoy USD140 million Acquisition of 45% stake in Conrad Punta del Este Resort and Casino Sole Financial Adviser May 2013 Uruguay	Enersis USD4.3 billion Acquisition of Endesa Latin American Assets Financial Adviser March 2013 Multiple countries	CFR Pharmaceuticals USD682 million Acquisition of Laboratorio Franco Colombiano Lafrancol Sole Financial Adviser December 2012 Chile / Colombia	Votorantim Cimentos EUR1.7 billion Cimpor shareholders' restructuring between Votorantim Cimentos and Camargo Correa Financial Adviser December 2012 Brazil
Highstar Capital USD100 million Sale of an 11% stake in Star Atlantic Estre Ambiental Financial Adviser November 2012 Brazil	Valid USD61.7 million Acquisition of Vmark Inc Financial Adviser November 2012 Brazil	Key Energy Services Undisclosed Value Sale of Argentine oilfield service business to Power Infrastructure Sole Financial Adviser September 2012 Argentina	AB InBev USD20.1 billion Acquisition of Grupo Modelo Financial Adviser June 2012 Multiple countries	América Móvil EUR3.1 billion Acquisition of 22.7% stake in Royal KPN Sole Financial Adviser June 2012 Mexico / Netherlands	CR Almeida USD120 million Sale of 66.7% equity interest in ISQ Industrias Quimicas (Britania) to Ecos and Emes Financial Adviser June 2012 Brazil	Companhia de Bebidas das Américas USD1.3 billion Acquisition of 51% stake of Cerveceria Nacional Dominicana from ELJ and Heineken Financial Adviser May 2012 Brazil / Dominican Rep.	Straumann USD276 million Acquisition of 49% stake of Neodent Financial Adviser May 2012 Brazil
Tupy USD439 million Acquisition of Cifunsa Diesel and Technocast from Grupo Industrial Saltillo Sole Financial Adviser April 2012 Brazil / Mexico	Hayes Lemmerz USD726 million Sale of 100% of Hayes Lemmerz to Iochpe-Maxion Financial Adviser February 2012 Brazil	SIMPAR BRL125 million Sale of Simpar Concessionárias to JSL Financial Adviser January 2012 Brazil	CPFL Renováveis BRL152 million Acquisition of 100% of PCH Santa Luzia from Gip Financial Adviser December 2011 Brazil	Vale USD1.1 billion De-listing tender offer for Vale Fertilizantes Sole Financial Adviser December 2011 Brazil	Abengoa Brazil USD621 million Sale of transmission line NTE and a 50% stake in other four transmission lines to Taesa Financial Adviser November 2011 Brazil	Companhia Brasileira de Metalurgia e Mineração USD1.95 billion Sale of a 15% stake in the Company to a Chinese Consortium Lead Financial Adviser September 2011 Brazil	CPFL Energia USD2.9 billion Merger of CPFL's renewable energy assets with ERSA and creation of CPFL Renováveis Financial Adviser August 2011 Brazil

Denotes transaction in Power & Utilities space

Notes: Tombstone date represents date in which transaction was closed

Source: Deutsche Bank

2 Deutsche Bank has a robust M&A franchise in Brazil

2015 Brazil closed transactions

Rank	Bank	Rank value (US$ mm)
1	Credit Suisse	28,593
2	Itau	25,004
3	BTG Pactual	23,746
4	**Deutsche Bank**	**23,176**
5	Rothschild	22,845
6	Goldman Sachs	21,009
7	JP Morgan	20,556
8	Morgan Stanley	19,065
9	Santander	11,460
10	Bank of America Merrill Lynch	10,713

MBAC Fertilizer
BRL1.1 billion
Recapitalization resulting in change of control and subsequent merger with GB Minerals
Financial Adviser
October 2016

China Molybdenum
USD1.7 billion
Acquisition of Anglo American's Brazilian Niobium and Phosphate mining business
Financial Adviser
September 2016

CIT Group
Sale of 100% of Banco Commercial Investment Trust do Brasil to Banco Daycoval
Financial Adviser
November 2015

Porto Sudeste do Brasil
Capital increase adviser to Porto Sudeste do Brasil
Financial Adviser
November 2015

Cargill
USD1.45 billion
Sale of Cargill Pork to JBS
Financial Adviser
October 2015

British American Tobacco
USD2.7 billion
Delisting tender offer to acquire 24.7% of Souza Cruz S.A. shares not owned by BAT
Financial Adviser
October 2015

Warburg Pincus & Temasek
BRL859 million
Acquisition of 50% of Santander Brasil's custody services & acquisition of securities services DTVM
Financial Adviser
August 2015

Medquimica Ind. Farmaceutica
Sale of 100% of Medquimica to Lupin Limited
Financial Adviser
June 2015

Altice
EUR7.4 billion
Acquisition of PT Portugal assets from Oi
Acquisition Finance
June 2015

Vivendi
EUR7.7 billion
Sale of GVT to Telefonica
Financial Adviser
May 2015

Cielo
BRL11.6 billion
Formation of Joint Venture with Banco do Brasil
Financial Adviser
February 2015

BR Towers
USD978 million
Sale to American Tower Corp.
Financial Adviser
November 2014

Largest M&A closed transactions with Brazil involvement (acquirer, target or seller) during 2015[(a)]

Acquirer	Target	Seller	Value (US$mm)
Telefonica	GVT	Vivendi	9,823
Altice	PT Portugal assets	Oi	7,208
Rumo	ALL	n.a.	5,524
BAT	Souza Cruz	Float	2,947
JBS	US Pork assets	Cargill	1,450
BTG Pactual	BSI	Assicurazioni Generali	1,400
Cielo	Cateno	Banco do Brasil	1,361
Cutrale and Safra	Chiquita Brands	Float	1,275

Note: Tombstone date represents date in which transaction was closed
(a) Ranking value as per Thomson Reuters methodology
Source: Deutsche Bank and Thomson Reuters

Deutsche Bank's expertise in Brazilian Power & Utilities advisory

In addition to the selected completed transactions listed in this page, DB's team also worked in most of the recent relevant P&U transactions in Latin America

Why DB?

Strong knowledge of the Brazilian Power Sector

- DB has been actively involved in most of the landmark transactions in the Brazilian Power & Utilities sector, granting the team unique insight into the competitive strengths and strategies of industry participants
- Significant experience in tender offers and delistings
- Proven track record in delivering fairness opinions, valuation reports and *Laudos de Avaliação*
- Strong relationship with Brazil's Power & Utilities major players and track record in the M&A and ECM
- Local presence with fully staffed office in Brazil and support from Power & Utilities coverage teams internationally

Leading Power & Utilities franchise

- Unrivalled experience in the Power & Utilities sector, having led many of the landmark transactions in the industry
- Deutsche Bank has a global network of investment banking professionals dedicated to the Power & Utilities sector

DB Power & Utilities expertise in Latin America

Endesa Americas	Endesa Chile	Endesa	AES Gener
USD1.5 billion (40% non-affiliated stake)	USD3.5 billion	EUR8.3 billion	
Merger of Endesa Americas with and into Enel Americas	Spinoff of Endesa Chile's non-Chilean assets and subsequent merger	Financial Adviser to Endesa's Board of Directors on the sale of its Latin American business to Enel	Sale of 49.99% of Empresa Electrica Guacolda S.A. to Global Infrastructure Partners
Financial Adviser	Financial Adviser	Financial Adviser	Financial Adviser
December 2016 Chile	April 2016 Chile	October 2014 LatAm / Spain / Italy	April 2014 Chile
AES Gener	Enersis	CPFL Renováveis	Abengoa Brazil
USD728 million	USD4.3 billion	BRL152 million	USD621 million
Acquisition of 50% of Empresa Electrica Guacolda S.A.	Acquisition of Endesa Latin American Assets	Acquisition of 100% of PCH Santa Luzia from Bioo	Sale of transmission line NTE and a 50% stake in other four transmission lines to Taesa
Financial Adviser	Financial Adviser	Financial Adviser	Financial Adviser
April 2014 Chile	March 2013 Multiple countries	December 2011 Brazil	November 2011 Brazil
CPFL Energia	CPFL Renováveis	Abengoa Brazil	Abengoa Brazil
USD2.9 billion	USD1.8 billion	EUR90 million	BRL363 million
Merger of CPFL's renewable energy assets with ERSA and creation of CPFL Renováveis	Incorporation of CPFL Renováveis, the largest renewable energy company in Latin America	Sale of a 25% stake in ETEE and ETIM to State Grid	Acquisition of 49.99% stake in NTE and 49.90% in STE from Cymi Holding S.A.
Financial Adviser	Financial Adviser	Financial Adviser	Financial Adviser
August 2011 Brazil	August 2011 Brazil	October 2010 Brazil	August 2010 Brazil

Denotes transaction with CPFL and / or CPFL Renováveis

2 Extensive experience in providing Valuation Reports in complex transactions

Client	Transaction description	Valuation report role	Date
endesa américas	– Merger of Endesa Americas with and into Enel Americas – Complex transaction that involved individual due diligence of projections of more than 20 subsidiaries in 4 countries	– DB acted as financial advisor to the BoD of Endesa Americas and DB provided a Valuation Report with price per share ranges as well as a Fairness Opinion for the three way merger	2016
endesa chile	– Spin-off of Endesa Chile's non-Chilean assets – Subsequent merger of non-Chilean assets with Enersis non-Chilean assets and Chilectra non-Chilean assets – Complex transaction that involved individual due diligence of projections of more than 20 subsidiaries in 4 countries	– DB acted as financial advisor to the BoD of Endesa Chile and DB provided a Valuation Report with value ranges for the companies involved on the three way merger	2015 - 2016
portosudeste	– Capital increase in Porto Sudeste do Brasil	– DB provided a Valuation Report for the benefit of the BoD of Porto Sudeste do Brasil to recommend to its shareholders a range of price per share of common stock to be subscribed by certain shareholders	2015
PAN	– Sale of Pan Seguros and Pan Corretora to Banco BTG Pactual and Caixa Econômica Federal	– DB provided a Valuation Report to the Independent Committee of the BoD of Banco Pan and advised on the sale of its insurance-related companies	2014
endesa	– Sale of Endesa's Latin American business to Enel	– DB acted as financial advisor to the BoD of Endesa providing a Valuation Report and a Fairness Opinion to the BoD to support the Board's decision to vote in favor of the transaction	2014
enersis	– Acquisition of Endesa's Latin American assets by Enersis	– Complex transaction that consisted in capital increase by Endesa Latam into Enersis through the transferring of equity ownership in 11 companies in Latin America – DB acted as financial advisor to the BoD of Enersis providing a Valuation Report to assist the Board in its evaluation of the transaction	2013

Note: BoD stands for Board of Directors

Denotes transactions in the Power & Utilities sector

2 Extensive experience in providing Valuation Reports in complex transactions (continued)

Client	Transaction description	Valuation report role	Date
TUPY	– Acquisition of the blocks and heads business of Grupo Industrial Saltillo (GIS) in Mexico	– DB provided a Fairness Opinion and a Valuation Report of Cifunsa and Technocast to the BoD of Tupy according to article 256 of the Brazilian Corporate Law	2012
CPFL Renováveis	– Creation of CPFL Renováveis (carve-out) and the subsequent merger with ERSA	– DB provided a Fairness Opinion to the BoD of CPFL and a Valuation Report (CVM 319/99) to CPFL's shareholders in connection with the transaction	2011
VALE	– DB was engaged by Vale in several transactions: – Vale's acquisition of Bunge's upstream fertilizer assets in Brazil and a 78.9% initial stake in Fosfertil – Delisting tender offer for Vale Fertilizantes – Merger of Vale Fosfatados with and into Vale Fertilizantes	– DB provided a Fairness Opinion to the BoD and a Valuation Report to Vale, regarding the acquisition of a controlling stake in Fosfertil and Bunge's upstream fertilizer assets in Brazil and a mandatory tag-along for all ON shares of Fosfertil (CVM 361/02) – DB provided a Valuation Report to Vale regarding a delisting tender offer of all ON and PN shares of Vale Fertilizantes (CVM 361/02) – DB provided a Valuation Report to Vale Fertilizantes, in connection with the merger with of Vale Fosfatados (CVM 319/99)	2010 - 2011
Brenco	– Merger with ETH Bionenergia	– Deutsche Bank provided a Valuation Report to the shareholders of Brenco in connection with its merger with ETH Bionenergia and conversion of debt into equity	2010
CYRELA	– Acquisition of Goldsztein Participações	– Deutsche Bank provided a Fairness Opinion to Cyrela Brazil Realty in connection with the acquisition of 100% of Goldsztein Participações	2009
ULTRA	– Acquisition of Grupo Ipiranga by Ultrapar Participações, Braskem, and Petrobras	– Complex transaction consisting in preferred share exchange and asset transfers between acquiring parties – DB provided the Valuation Report in connection with the mandatory tag-along tender offer and the share merger of Ultrapar and Ipiranga	2007

Note: BoD stands for Board of Directors

Denotes transactions in the Power & Utilities sector

2 Deutsche Bank is uniquely positioned to prepare the Valuation Report

Deutsche Bank has extensive experience in all aspects of a potential transaction in the Power & Utilities sector

1 Top tier M&A franchise	– Leading M&A advisor across Latin America – Particular strength in cross border M&A – Recent landmark deals: Endesa Americas/Enel Americas ($1.5bn), Endesa Chile spin-off ($3.5bn), CNODC/Petrobras Energia Peru ($2.6bn), Cargill Pork/JBS ($1.5bn), O-I/Vitro ($2.2bn), Hapag-Lloyd/CSAV ($2.2bn)

2 Leading Power & Utilities industry practice	– Top-tier global Power & Utilities franchise
	– Leading advisor within the sector
	– Broad experience and knowledge of Power industry in South America:
	  – Advisor to AES on its $728mm acquisition of a 50% stake in Guacolda
	  – Advised CPFL on the $2.9bn merger of its renewable energy assets with ERSA and creation of CPFL Renováveis

3 Leading LatAm franchise	– Full service investment banking platform – Dedicated team of on-the-ground professionals with a track record of successful execution of complex transactions – Key recent transactions: – Delisting tender offer to acquire 24.7% of Souza Cruz shares not owned by BAT ($2.7bn) – Tender offer by Soriana for ($2.7bn) acquisition of 160 stores from Controladora Comercial Mexicana – Delisting Tender Offer of Vale Fertilizantes ($1.1bn) – Sale of CFR Pharmaceuticals to Abbott Laboratories ($3.4bn)

4 Senior, cross-functional execution team	– Committed senior banking team focused on all aspects of the potential advisory
	  – Maurice Marchesini, Managing Director, Head of Latin America Investment Banking
	  – Waldo Perez, Managing Director, Head of M&A Latam
	  – Ross Comeaux, Director, Americas Power & Utilities sector coverage
	  – João Auler, Director, Power & Utilities sector coverage
	  – Leandro Comparini, Director, Investment Banking Latam

3 Deutsche Bank's scope of work and fee proposal

Key commercial terms

The contractual terms of the services to be rendered by Deutsche Bank will be formalized in a standard Engagement Letter in line with usual market practices, which will also include responsibilities and indemnification clauses

Scope of work	– Prepare a Valuation Report of CPFL, as per CVM instruction 361/02, that provides a valuation range for the economic value of CPFL's shares – Valuation Report will be based on operational and financial projections to be provided by CPFL's Management based on its long-term business plan (10 years or more) – Prior to its delivery, the Valuation Report will be reviewed and formally approved by Deutsche Bank's internal Valuation Committee, located in the US
Valuation report fee	– Deutsche Bank's shall be entitled to a fixed fee ("Valuation Report Fee") for the Valuation Report – US$900,000.00 for the Valuation Report of CPFL – Valuation Report fees to be due on the date of delivery of the Valuation Report – All fees described in this proposal shall be paid to Deutsche Bank net of taxes[(a)]
Out-of-pocket expenses	– Reimbursement of all reasonable out-of-pocket expenses incurred for the activities related to the assignment – Out-of-pocket expenses shall include all reasonable fees, expenses and disbursements incurred in connection with the services to be rendered (including expenses in connection with the engagement of external legal counsel in Brazil and in the USA)
Validity	– The engagement of Deutsche Bank under the terms of this proposal is subject to our client adoption process and the execution of a mutually satisfactory Engagement Letter that would include, among other terms, customary indemnity protections in favor of Deutsche Bank in connection with such engagement – This proposal is valid until April 7, 2017

(a) The fee must be clear of, and without deduction on account of, taxes of any kind, including but not limited to Contribuição para o Programa de Integração Social – PIS, Contribuição para o Financiamento da Seguridade Social – COFINS and Imposto Sobre Serviços de Qualquer Natureza – ISS. Accordingly, the Company agrees to pay the full amount of such taxes, and such additional amounts as may be necessary so that every net payment of all fee amounts, after deduction for or on account of any taxes, will not be less than the Valuation Report Fee. The fees' conversion rate from U.S. dollars into Reais shall be calculated using the average of the sale and purchase rates published by the Central Bank in the SISBACEN (Sistema de Informações do Banco Central) electronic system, transaction PTAX800, option 5, offered rate, on the business day immediately before the day on which the calculation is to be made

4 Relationship between DB and CPFL

- From 28 October 2009 until 7 January 2015, Deutsche Bank acted as the depositary bank for CPFL's ADR program. As a reference, the ADR programme grew from 7.8 million ADRs to 24.0 million ADRs over 5 years.
- Except for the transaction described above, DB has not participated, in the last 3 years, in any relevant transaction involving CPFL and its direct and indirect subsidiaries.
- Deutsche Bank has provided and will provide financial services and/or related services to clients who may have conflicts of interest with the Company and its affiliated entities, except when directly relating with the assignment described in this proposal. In accordance with its corporate policies, Deutsche Bank will not use any information received from and provided by the Company for purposes not related to the ones described in this proposal and Deutsche Bank will not provide the Company with information received from other clients.
- Deutsche Bank provides services related to securities and acts in the purchase, sale and brokerage of securities, as well as in providing investment banking and other financial services and, as such, it may directly, or through its affiliated entities, buy, hold and/or sell, for itself or its clients, equity securities, debt instruments or other securities or financial instruments (including bank loans and other obligations) issued by any entity which may be involved in the object of the assignment described in this proposal. Additionally, Deutsche Bank, or its associated entities, as well as certain of its employees, including members of the deal team which will provide services to certain investment and private equity funds affiliated or associated with Deutsche Bank, or in which such persons may have financial interests, may, from time to time, purchase, hold and perform direct and indirect investments, or under alternative structures, finance a wide range of companies. Deutsche Bank adopts policies and procedures seeking to preserve the independency of its research analysts, which opinions may differ from employees of Deutsche Bank's investment banking division.
- As such, entities integrating Deutsche Bank's economic group, may eventually hold securities issued by the Company, directly or through investment funds managed by such entities, acquired in regular trades in the stock market under market prices and conditions. Additionally, Deutsche Bank and/or its associated entities may perform, offshore, under request of its clients, operations involving derivative instruments, with shares issued by the Company as the underlying security, under which it will commit to pay clients the price of such shares in exchange of fixed or variable interest rates (operations such as total return swap). Deutsche Bank and/or its affiliated entities may acquire shares issued by the Company as protection (hedge) for such operations.

Appendix I

Selected Deutsche Bank’s team biographies

Deutsche Bank key personnel that will be directly involved in this assignment



Joel Roberto
Managing Director
Head of Investment Banking Brazil

- Joined Deutsche Bank in 2010
- 25 years securities industry experience in NYC, London and São Paulo
- Prior work experience: Investment Banking at ABN Banco Santander as well as corporate lawyer with Skadden, Arps and White & Case
- Education: Harvard Law School (J.D., 1993), UC-Berkeley (B.A. 1989)

Relevant transactions

- US$2.7bn BAT delisting tender offer of Souza Cruz
- US$4.5bn JV between Cielo and Banco do Brasil
- US$978mm sale of BR Towers to American Tower Corp.
- €7.7bn sale of GVT to Telefónica
- US$1.1bn delisting of Vale Fertilizantes
- US$6.0bn Enersis capital increase
- US$4.3bn acquisition of Endesa Latin America assets by Enersis
- US$600mm bond for Brasil Telecom
- Acquisition financing for EBX's US$1.4bn acquisition of Ventana Gold Corp.
- US$395mm acquisition of Intelig S.A. by Telecom Italia Brasil
- US$1.1bn secondary equity offering of JBS
- US$1.3bn debenture of Telemar (Oi Group)
- US$300mm TAM Linhas Aereas 10-year bond
- US$750mm Telemar (Oi Group) 10-year bond



Waldo Perez
Managing Director
Head of Latam M&A

- Joined Deutsche Bank in 2010
- 20+ years of Investment Banking experience in Latin America
- Prior work experience: Santander Brasil, ABN AMRO, Chase Securities and IBM
- Education: The University of Texas at Austin (MBA, 1997), Georgia Institute of Technology (M.Sc., 1991), Georgia Institute of Technology (B.Sc., 1990)

Relevant transactions

- US$3.5mm merger of Endesa Américas and Chilectra Américas with and into Enersis Américas
- US$3.9bn Spinoff of Endesa Chile's non-Chilean assets
- EUR 8.3bn sale of Endesa Latin America to Enel
- US$2.7bn BAT delisting tender offer of Souza Cruz
- US$4.3bn acquisition of Endesa Latin America assets by Enersis
- BRL1.1bn sale of Abengoa's transmission line NTE and a 50.0% stake in other four transmission lines to Taesa
- Acquisition of PCH Santa Luzia by CPFL Renováveis
- US$2.9bn merger of CPFL's renewable energy assets with ERSA
- Incorporation of CPFL Renováveis
- Sale of a 40% stake in Omega Energia Renovável
- Valuation report and analysis of strategic alternatives for SIIF Energies do Brasil, now owned by CPFL Renováveis
- US$2.7billion tender offer for the acquisition by Soriana of 160 stores from Controladora Comercial Mexicana
- US$1.1bn delisting of Vale Fertilizantes
- US$4.1bn merger of Vale Fertilizantes and Vale Fosfatados

Deutsche Bank key personnel that will be directly involved in this assignment (continued)



João Auler
Director
Investment Banking, Brazil

- Joined Deutsche Bank in 2009
- 10+ years of Investment Banking experience in New York and São Paulo
- Prior work experience: JPMorgan
- Education: NYU Stern School of Business (MBA, 2008), Faculdade de Engenharia Industrial (1999)

Relevant transactions

- US$120mm capital increase of Porto Sudeste do Brasil
- Sale of Medquimica to Lupin Limited
- Valid acquisition of Vmark assets in a US Chapter 11 "Rule 363" process
- US$6.0bn Enersis capital increase
- US$4.3bn acquisition of Endesa Latin America assets by Enersis
- US$1.1bn delisting of Vale Fertilizantes
- US$2.1bn swap of Cimpor assets between Votorantim Cimentos and Camargo Correa US$769m Fibria follow-on
- US$155m sale of Simpar Concessionárias to JSL
- US$2.9bn merger of CPFL's renewable energy assets with Ersa
- Incorporation of CPFL Renováveis
- US$1.0bn follow-on offering of JBS S.A.
- EUR154mm Votorantim Cimento's acquisition of 3.9% stake in Cimpor
- EUR717mm Votorantim Cimento's acquisition of 17.3% stake in Cimpor from Lafarge
- Sale of Stark Investments portfolio of generation assets in US
- US$250mm 7-year notes for Idacorp
- US$350mm sale of Electroandes, a subsidiary of PSEG in Peru



Ross Comeaux
Director
Power & Utilities, Americas

- Joined Deutsche Bank in 2008
- 9+ years of Investment Banking experience in New York and Latin America
- Prior work experience: Bear Stearns and Chevron Phillips Chemical Company
- Education: Columbia Business School (MBA), UMIST (MPhil), Louisiana Tech University (B.Sc.)

Relevant transactions

- US$3.5mm merger of Endesa Américas and Chilectra Américas with and into Enersis Américas
- USD3.9bn Spinoff of Endesa Chile's non-Chilean assets
- US$1.9bn Lightstone Generation's (Blackstone / ArcLight JV) acquisition financing of 5.3GW coal and natural gas fired generation portfolio from AEP
- US$3.3bn Atlas Power's acquisition of Engie's North American fossil generation portfolio and related financing
- US$4.3bn acquisition of Endesa Latin America assets by Enersis
- US$1.6bn Energy Capital Partner's acquisition financing of Wheelabrator Technologies
- US$2.5bn NRG Energy's acquisition of Edison Mission Energy assets
- US$500mm NRG Yield's IPO
- US$2.9bn merger of CPFL's renewable energy assets with Ersa, creating CPFL Renováveis
- US$2.8bn Calpine's senior notes financing
- US$1.25bn RJS Power Holding's senior notes financing

Deutsche Bank key personnel that will be directly involved in this assignment (continued)



Leandro Comparini
Director
Investment Banking, Latin America



- 10+ years of Investment Banking experience in New York and São Paulo
- Prior work experience: Rabobank and BBVA
- Education: University of São Paulo (B.Sc.) and executive education program at Columbia Business School

Relevant transactions

- Sale of Olo del Peru to America Móvil Peru
- US$343m acquisition of a 30% stake in LifeMiles by Advent International
- US$2.7bn BAT delisting tender offer of Souza Cruz
- US$978m sale of BR Towers, a portfolio company of GP Investments, to American Tower Corporation
- US$3.4bn sale of CFR Pharmaceuticals to Abbott Laboratories
- US$811mm sale of NII Holdings' c. 4,500 wireless towers in Brazil and Mexico
- US$1.1bn delisting of Vale Fertilizantes
- US$4.1bn merger of Vale Fertilizantes and Vale Fosfatados
- US$5.7bn acquisition of Bunge's upstream fertilizer business in Brazil and a 78.9% stake in Fosfertil (now Vale Fertilizantes) by Vale and subsequent tag-along Mandatory Tender Offer
- US$850mm acquisition of Rio Colorado Project from Rio Tinto by Vale
- US$2.8bn merger of Brenco with ETH Bioenergia
- Coteminas and PMG Trading creation of Cantagalo General Grains (CGG) and sale of a minority stake to Sojitz Corporation



Fernando Rahal
Associate
Investment Banking, Brazil



- Joined Deutsche Bank in 2013
- 5+ years of Investment Banking experience
- Prior work experience: BNP Paribas
- Education: Fundação Getulio Vargas (EESP – FGV - B.Sc.in Economics)

Relevant transactions

- US$ 1.5bn acquisition of Anglo American`s Niobium and phosphate mining business in Brazil by CMOC
- US$2.7bn BAT delisting tender offer of Souza Cruz
- US$265mm sale of Pan Seguros and Pan Corretora to BTG Pactual and Caixa
- Valuation Report for Forjas Taurus in connection with its Corporate Restructuring